FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 1-14836

ALSTOM

(Translation of registrant’s name into English)

25, avenue Kléber, 75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This Report on Form 6-K includes materials that make reference and relate in part to certain proposed issuances of securities by ALSTOM. The securities mentioned in these materials have not been and may not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act.

These materials are not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

Enclosures:

Notice of Meeting—Shareholders’ Meeting both Ordinary and Extraordinary 9 July 2004

Voting Form

Brochure, Ordinary and Extraordinary Shareholders’ Meeting, 9 July 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: June 29, 2004	By: /s/ Philippe Jaffré
Name: Philippe Jaffré Title: Chief Financial Officer

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholders' meeting and request an admission card : date and sign at the bottom of the form.*

B. ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

ALSTOM

S A AU CAPITAL DE € 1.320.821.965
Siège Social :
25, avenue Kléber,
75116 PARIS
B 389 058 447 RCS PARIS

ASSEMBLEE GENERALE MIXTE convoquée pour le vendredi 9 juillet 2004 à 14 heures à l'Espace Grande Arche, 1 Parvis de La Défense, 92050 Paris La Défense, sur 2e convocation*.

COMBINED GENERAL MEETING *to be held on Friday, July 9, 2004 at 2:00 pm at the Espace Grande Arche, 1, Parvis de La Défense, 92050 Paris La Défense, on second notice*.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered*; Porteur / *Bearer*

Nombre de voix / *Number of voting rights :*

☐ **JE VOTE PAR CORRESPONDANCE /** *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐	17 ☐	18 ☐
19 ☐	20 ☐	21 ☐	22 ☐	23 ☐	24 ☐	25 ☐	26 ☐	27 ☐
28 ☐	29 ☐	30 ☐	31 ☐	32 ☐	33 ☐	34 ☐	35 ☐	36 ☐
37 ☐	38 ☐	39 ☐	40 ☐	41 ☐	42 ☐	43 ☐	44 ☐	45 ☐

Sur les projets de résolutions non agréés par le Conseil d'Administration, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.

	Oui Yes	Non/No Abst/Abs		Oui Yes	Non/No Abst/Abs
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* ☐
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against).* ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* ☐

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

☐ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

*/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / on 1st notification	sur 2e convocation / on 2nd notification
à / to BNP PARIBAS Securities Services	AGO - AGE	AGO - AGE
Gis Emetteurs - Assemblées	ordinary meeting / extraordinary meeting	ordinary meeting / extraordinary meeting
75450 Paris Cedex 09	le 27/06/2004 / on June 27, 2004	le 6/07/2004 / on July 6, 2004

En aucun cas le document ne doit être retourné à la Société / *In no event this document has to be returned to the Company*

Date & Signature

* L'assemblée est convoquée sur première convocation pour le 30 juin 2004 à 9 heures au Siège Social mais faute de réunir, selon toute vraisemblance, le quorum requis à cette occasion, elle ne pourra valablement délibérer à cette date et sera convoquée à nouveau pour le 9 juillet 2004 à 14 heures. / *The meeting is convened on first notice on June 30, 2004 at 9:00 am at the Head Office but in all probability, for lack of quorum on that date, it is unlikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on July 9, 2004 at 2:00 pm.*

UTILISATION DU DOCUMENT

A. L'actionnaire désire assister personnellement à l'Assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B. A défaut, l'actionnaire peut utiliser le formulaire de vote *. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités :

⇨ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire) ⇨ donner pouvoir au Président (dater et signer au bas du formulaire sans remplir) ⇨ donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire).

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc.) il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) Article L 225-107 du Code de Commerce :

«I - Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

II - Si les statuts le prévoient, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification et dont la nature et les conditions d'application sont déterminées par décret en Conseil d'État.»

⇨ Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration :**
  - soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
  - soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration :**
  - de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DENOMMÉE

(2) Article L 225-106 du Code de Commerce :

«Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du conseil d'administration peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 du Code de Commerce afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71 du Code de Commerce, l'Assemblée générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société; cette consultation est également obligatoire lorsque l'assemblée générale extraordinaire doit se prononcer sur une modification des statuts en application de l'article L.225-23 ou de l'article L.225-71. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.

Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.»

Article L. 228-1 du Code du Commerce (3e et 4e alinéas) : «Toutefois, lorsque des titres de capital de la société ont été admis aux négociations sur un marché réglementé et que leur propriétaire n'a pas son domicile sur le territoire français, au sens de l'article 102 du Code civil, tout intermédiaire peut être inscrit pour le compte de ce propriétaire. Cette inscription peut être faite sous la forme d'un compte collectif ou en plusieurs comptes individuels correspondant chacun à un propriétaire. L'intermédiaire inscrit est tenu, au moment de l'ouverture de son compte auprès soit de la société émettrice, soit de l'intermédiaire financier habilité teneur de compte, de déclarer, dans les conditions fixées par décret, sa qualité d'intermédiaire détenant des titres pour le compte d'autrui.»
Article L. 225-107-1 du Code du Commerce : «Les propriétaires de titres mentionnés au troisième alinéa de l'article L. 228-1 peuvent se faire représenter dans les conditions prévues audit article par un intermédiaire inscrit.»

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (Art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote*: In this case tick box B on the front of the form and choose one of the three possibilities:

⇨ Use the postal voting form (tick the appropriate box, date and sign below) ⇨ Give your proxy to the Chairman of the meeting (date and just sign at the bottom of the form without filling in) ⇨ Give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below).

WHICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his exact name and address in capital letters in the space provided ; if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc.), please specify your full name and the capacity in which you are signing the proxy.
The form sent for one Meeting will be valid for all Meetings subsequently convened with the same agenda (art. 131-3§3 of March 23, 1967 decree).

POSTAL VOTING FORM

(3) Article L 225-107 (Code de Commerce):

«I - A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid.
Only the forms received by the Company before the meeting, within the time limit and conditions determined by law, are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are deemed to vote against.

II - Shareholders participating to the Shareholders' Meeting by videoconference systems or through telecommunication means enabling their identification and fulfilling characteristics determined by French regulation enacted through French Council are deemed present at this meeting for the calculation of the quorum and the majority, if and when so permitted by the by-laws.»

⇨ If you wish to use the postal voting form, you must tick the box on the front of the document: "I VOTE BY POST"
In such event, please comply with the following instructions :

- **For the resolutions proposed or agreed by the Board of directors, you can :**
  - either vote "for" for all the resolutions by leaving the boxes blank;
  - or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice
- **For the resolutions not agreed by the Board of directors, you can :**
  - vote resolution by resolution by shading the appropriate boxes.

Furthermore, in case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the meeting, or abstention, or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) Article L 225-106 (Code du Commerce) : «A shareholder can have himself/herself represented by another or by his/her spouse.

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders' meeting, the Chairman of the Board of Directors may consult the shareholders listed in article L 225-102 (Code du Commerce) in order to allow them to designate one or several proxies to represent them at the shareholders' meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L 225-23 or L 225-71 (Code de Commerce), require the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company; such consultation is also compulsory when the Shareholders' Meeting is asked to consider an amendment to the by-laws pursuant to Article L.225-23 or Article L.225-71. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid.

When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.»

Article L. 228-1 (third and fourth paragraphs) (Code de Commerce): «However, if the owner of stock securities listed on a regulated stock exchange is not a French resident within the meaning of article 102 of French civil code, any intermediary can be registered on the behalf of this owner. Such registration can be completed through a collective account, or as several individual accounts which correspond, respectively, to one securities owner. The registered intermediary is required, at the time it opens its account with either the company or the accredited securities agent with which securities accounts are kept, to declare in compliance with conditions set forth by French regulation that it acts as an intermediary holding securities on the behalf of third party.»
Article L. 225-107-1 (Code de Commerce): «Owners of securities referred to in third paragraph of Article L. 228-1 can be represented by a registered intermediary in the conditions set forth in said article.»

* The text of the resolutions are in the notification of the meeting which is sent with this proxy (art. D 133) ; please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this document governs; the English translation is for convenience only.

NB : If any information included in this form is used for a computer, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties .

Notice of Meeting

Shareholders’ Meeting both

Ordinary and Extraordinary

Friday 9 July 2004

at 2.00 p.m.

(ON 2nd NOTICE)

at Espace Grande Arche

1 Parvis de la Défense

92050 Paris la Défense (France)

Summary

1	Agenda of the Meeting	p. 3
2	How to participate in the Meeting	p. 4
3	Summary of the resolutions	p. 6
4	Text of the resolutions	p. 13
5	Summary of activity	p. 23
6	Five-year summary (Statutory accounts)	p. 26
7	Request for documents and information	p. 27

The shareholders of ALSTOM are invited by the Board of Directors to participate in the Ordinary and Extraordinary Shareholders’ Meeting which will be held on:

Friday 9 July 2004 at 2.00 p.m.*

at Espace Grande Arche – 1 Parvis de la Défense

92050 PARIS – La Défense (France)

The agenda, the proposed resolutions of this Meeting, as well as the terms and conditions for participation at the meeting are contained in this Notice.

*	In accordance with the law, the General Meeting is convened on first notice, on Wednesday 30 June 2004, at 9.00 a.m., at the Company’s registered office - 25, avenue Kléber - 75116 Paris. However, in the likely event that the quorum requirement is not met on that date, the General Meeting will be held on second notice, on Friday 9 July 2004, at 2.00 p.m., at Espace Grande Arche - 1 Parvis de la Défense - 92050 Paris La Défense (France).

ALSTOM

Société anonyme with capital of €1,320,821,965

25, avenue Kléber – 75116 PARIS (France)

www.alstom.com

389 058 447 RCS PARIS

This document is a free translation of the official French version of the Notice of Meeting which is available upon request.

1

Agenda of the Meeting

➢	DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	General Auditors’ report on the annual accounts for the fiscal year ending on 31 March 2004.

➢	General Auditors’ report on the consolidated accounts for the fiscal year ending on 31 March 2004.

➢	Approval of the non-consolidated accounts and operations for the fiscal year ending on 31 March 2004.

➢	Approval of the consolidated accounts and operations for the fiscal year ending on 31 March 2004.

➢	Appropriation of income.

➢	Special Auditors’ report on related party agreements.

➢	Renewal of the appointments of Messrs. Jean-Paul Béchat, Gérard Hauser and George Simpson as Directors.

➢	Appointment of Mr. Pascal Colombani as Director.

➢	Ratification of the transfer of the registered office.

➢	Authorisation to be given to the Board of Directors to trade the Company’s shares.

➢	Authorisation to be given to the Board of Directors to modify the terms of the subordinated bonds (titres subordonnés à durée déterminée, “TSDD”) issued on 23 December 2003, maturing in 2018, subscribed by the French Republic.

➢	DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	Special Auditors’ reports.

➢	Decision not to liquidate the Company following the loss of half the share capital.

➢	Reduction in the share capital due to losses and implemented by a reduction in the nominal value of the shares, and related amendments to the By-laws.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by a maximum of 1.2 billion euros, issue premium included, by issuing new shares by allocating preferential subscription rights to existing shareholders, subject to the condition precedent that this Meeting adopt the twelfth, thirteenth, fifteenth and sixteenth resolutions.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by a maximum of 700 million euros, issue premium included, by issuing new shares with waiver of preferential subscription rights for existing shareholders, to a category made up of creditors, subject to this meeting adopting the twelfth, thirteenth, fourteenth and sixteenth resolutions.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by a maximum of 500 million euros, issue premium included, by issuing shares, with a waiver of preferential subscription rights for existing shareholders, to the French Republic and CFDI, subject to this meeting adopting the twelfth, thirteenth, fourteenth, and fifteenth resolutions.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by issues reserved for members of a Company savings plan.

➢	Authorisation to the Board of Directors to grant stock options giving rights to subscribe to new shares or purchase existing shares in the Company.

➢	Amendment to the By-laws pursuant to Financial Security Law No. 2003-176 of 1 August 2003. Corresponding modifications to Articles 7, 9, 11, 12 and 14 of the By-laws.

➢	Amendment to Article 15 of the By-laws in accordance with Article 136 of the decree of 23 March 1967.

➢	Authorisation to implement the decisions by the General Shareholders’ Meeting and complete the formalities.

3

2

How to participate in the Meeting

Should you wish to vote at the Meeting either in person, by mail or by proxy, we hereby request that you return the enclosed voting form as soon as possible to the financial institution which maintains your share account in order to allow the centralising bank to collect all of the forms, by no later than 27 June 2004, for first notice, and 6 July 2004, for second notice.

You are owner of bearer shares:
Your voting form must be accompanied by an *Attestation d'immobilisation* (Bearer Share Blocking Certificate) provided by your financial intermediary.

To be blackened only if you have been informed of additional draft resolutions.

You wish to attend the meeting: cross here.

You wish to be represented: cross here.

Option 1

You wish to vote by mail: cross here and follow instructions.

Option 2

You wish to give your proxy to the Chairman: follow instructions.

Option 3

You wish to be represented by another shareholder or by your spouse: cross here and give all the information required.

Whatever your choice, please date and sign here.

Check your details, and update if necessary.

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / ***Before selecting, please see instructions on reverse side.***

A **B**

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholders' meeting and request an admission card : date and sign at the bottom of the form.*

B. ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

ALSTOM

S A AU CAPITAL DE € 1.320.821.965
Siège Social :
25, avenue Kléber,
75116 PARIS
B 389 058 447 RCS PARIS

ASSEMBLEE GENERALE MIXTE convoquée pour le vendredi 9 juillet 2004 à 14 heures à l'Espace Grande Arche, 1 Parvis de La Défense, 92050 Paris La Défense, sur 2e convocation*.

COMBINED GENERAL MEETING *to be held on Friday, July 9, 2004 at 2:00 pm at the Espace Grande Arche, 1, Parvis de La Défense, 92050 Paris La Défense, on second notice*.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered*; Porteur / *Bearer*

Nombre de voix / *Number of voting rights* :

☐ **JE VOTE PAR CORRESPONDANCE /** *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐	17 ☐	18 ☐
19 ☐	20 ☐	21 ☐	22 ☐	23 ☐	24 ☐	25 ☐	26 ☐	27 ☐
28 ☐	29 ☐	30 ☐	31 ☐	32 ☐	33 ☐	34 ☐	35 ☐	36 ☐
37 ☐	38 ☐	39 ☐	40 ☐	41 ☐	42 ☐	43 ☐	44 ☐	45 ☐

Sur les projets de résolutions non agréés par le conseil d'administration, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.

	Oui / Yes	Non/No Abst/Abs		Oui / Yes	Non/No Abst/Abs
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* ☐
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against).* ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* ☐

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - *See reverse (2)*

☐ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

I I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- *Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)*
Cf. au verso renvoi (1) - *See reverse (1)*

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / on 1st notification	sur 2e convocation / on 2nd notification
à / to BNP PARIBAS Securities Services	AGO - AGE	AGO - AGE
Gis Emetteurs - Assemblées	ordinary meeting / extraordinary meeting	ordinary meeting / extraordinary meeting
75450 Paris Cedex 09	le 27/06/2004 / on June 27, 2004	le 6/07/2004 / on July 6, 2004

En aucun cas le document ne doit être retourné à la Société / *In no event this document has to be returned to the Company*

Date & Signature

* L'assemblée est convoquée sur première convocation pour le 30 juin 2004 à 9 heures au Siège Social mais faute de réunir, selon toute vraisemblance, le quorum requis à cette occasion, elle ne pourra valablement délibérer à cette date et sera convoquée à nouveau pour le 9 juillet 2004 à 14 heures. / *The meeting is convened on first notice on June 30, 2004 at 9:00 am at the Head Office but in all probability, for lack of quorum on that date, it is unlikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on July 9, 2004 at 2:00 pm.*

4

2	How to participate in the Meeting

➢	CONDITIONS NECESSARY TO PARTICIPATE IN THE MEETING

Each shareholder may attend the Meeting in person, authorise another shareholder or his spouse to represent him or her at the meeting, or vote by mail.

To attend this Meeting in person, be represented or vote by mail, you must provide proof of ownership:

•	if you are an owner of registered shares (meaning that your shares are registered in your name in ALSTOM’s share register maintained by BNP Paribas Securities Services), you must be registered in the register held by BNP Paribas Securities Services on behalf of ALSTOM, at the latest one day before the date of the Meeting and until completion of the Meeting;

•	if you are an owner of bearer shares, you must obtain from the authorised financial intermediary (intermédiaire habilité) with whom you have deposited your shares, a certificate indicating the number of shares owned by you and that such shares are not transferable (Attestation d’immobilisation) (Bearer Share Blocking Certificate), at the latest one day before the date of the Meeting, and evidence the non transfer of your shares until the completion of the meeting.

➢	METHOD FOR PARTICIPATING

➢	If you wish to attend in person:

You should apply for an attendance card (carte d’admission), which is required to be able to attend and vote at the Meeting. To obtain this attendance card, you should cross the box A of the attached voting form (the single form attached to the present Notice of Meeting) and send it (duly signed and dated in the box at the bottom), as early as possible to receive the card in due time:

•	to BNP Paribas Securities Services if you are an owner of registered shares (as defined above);

•	to your financial intermediary holding your shares, if you are an owner of bearer shares.

➢	If you wish to vote by mail, resolution by resolution:

You should also send, as indicated above depending on the nature of your shares (registered or bearer form), the attached voting form duly signed, after having crossed box B and completed the section corresponding to option 1.

Shareholders holding their shares in bearer form may obtain the said voting form from BNP Paribas Securities Services as from the date on which the Meeting is convened, by sending a request in writing. This request must be received by BNP Paribas Securities Services – GIS-Emetteurs – Les Collines de l’Arche – 92057 La Défense Cédex, France, at least six days before the date of this Meeting.

In order to be taken into account, such voting forms must be received by BNP Paribas Securities Services, duly completed, at least three days prior to the date of the Meeting.

Voting forms sent by owners of bearer shares must be accompanied by an Attestation d’immobilisation (Bearer Share Blocking Certificate) provided by the financial intermediary with whom your shares are deposited.

Once a registered shareholder has voted by mail, he or she is no longer permitted to attend the Meeting in person or to vote by proxy.

➢	If you wish to be represented at the meeting (vote by proxy):

You should complete the attached voting form and send it (duly signed and dated in the box at the bottom) either to BNP Paribas Securities Services (if your shares are registered shares) in the attached envelope or to your financial intermediary holding your shares (if your shares are bearer shares) who will in turn forward it to the centralising bank.

This voting form (which includes on the reverse side the instructions for completion) enables you:

•	to give your proxy to the Chairman of the Meeting by dating and signing the voting form, in which case the Chairman will vote your shares in favour of all the draft resolutions proposed or agreed by the Board of Directors and against all others;

•	to be represented by your spouse or another shareholder, by crossing box B and the box corresponding to option 3 (and giving all the information required).

A shareholder is not permitted to return a voting form requesting to vote both by mail and by proxy.

Whatever your choice, please date and sign the voting form.

5

3

Summary of the resolutions

submitted to the Shareholders’ Meeting

➢	ORDINARY PART OF THE SHAREHOLDERS’ MEETING

➢	Approval of the annual non-consolidated and consolidated financial statements

First and second resolutions

The shareholders will be asked in these resolutions to approve the transactions and statutory and consolidated financial statements for the year ended 31 March 2004 as presented to them.

➢	Proposal for the appropriation of net income

Third resolution

Taking into account the loss for the fiscal year ended 31 March 2004 which amounts to €(1,341,046,460.19) we propose the following appropriation in this resolution:

•	up to €55,210,044.48 on the account “share premiums” which as a result amount to zero;

•	up to €1,285,836,415.71 on the account “retained earnings” which as a result amount to €(1,289,913,214.56).

As a result, no dividend will be paid to the shareholders for this fiscal year 2004.

During the three preceding fiscal years, the following dividends were distributed:

	Number of Shares	Dividend	Tax credit	Global amount
		(€)	(€)	(€)
2002/2003	281,660,523	—	—	—
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825

➢	Related party agreements

Fourth resolution

After review of the special report prepared by the statutory auditors, the shareholders will be requested in this resolution to approve the conclusions of such report on the absence of agreements to which article L. 225-38 of the French Code de Commerce applies during the past fiscal year.

➢	Board of Directors – Appointment of Directors

Fifth, sixth, seventh and eighth resolutions

The composition of the Board of Directors has changed during the fiscal year. We remind you that the General Meeting of 2 July 2003 ratified the cooptation of Mr. Gérard Hauser as a Director for the remaining term of Mr. Bilger’s mandate and that the General Meeting of 18 November 2003 approved the appointment of a new Director, Mr. James William Leng, for a four-year duration.

The mandates of Messrs Jean-Paul Béchat, Gérard Hauser and George Simpson will expire at the end of this Ordinary General Meeting, therefore the shareholders are requested in these fifth, sixth and seventh resolutions to approve the renewal of their mandates for a four-year duration until the end of the Shareholders’ Meeting which shall approve the accounts for the fiscal year 2008.

We also remind you that Sir William Purves and Mr Klaus Esser resigned from their position as Director during past fiscal year, effective 28 July and 31 December 2003 respectively.

We propose to complete the number of members of the Board of Directors by appointing in the eighth resolution Mr. Pascal Colombani for a four-year duration until the end of the Ordinary Shareholders’ Meeting which shall approve the accounts for the fiscal year 2008.

➢	Ratification of the transfer of the Registered Office

Ninth resolution

The Board of Directors held on 25 May 2004 decided to transfer the Registered Office of ALSTOM from 25 avenue Kléber, 75016 Paris to 3 avenue André Malraux, 92300 Levallois-Perret and that this decision should be effective on 31 December 2004 at the latest. Pursuant to applicable laws, the shareholders will be requested in this resolution to ratify this decision.

➢	Acquisition by the Company of its own shares

Tenth resolution

The authorisation, which the General Meeting of 2 July 2003 gave to the Company to acquire its shares, was not used during the course of the past fiscal year.

In order to provide flexibility to the Company, it is proposed

6

3	Summary of the resolutions submitted to the Shareholders’ Meeting in this resolution to cancel this former authorisation that shall expire at the end of this General Meeting and to renew it for a period expiring on the date of the General Meeting that will approve the financial statements for the fiscal year beginning on 1 April 2004.

This authorisation will allow the Company to acquire its own shares not only for stabilisation purposes or to allow sale and purchase of shares depending on the market, but also to allocate such shares to employees and management of the Group (in particular through stock option plans), to retain the shares acquired and, if need be, to sell, transfer or exchange the shares acquired in the context of any financial transaction (including the exercise of rights attached to securities), as well as in the context of the general and financial management of its share capital and shareholders’ equity, in particular with regard to its financing requirements. The shares may also be cancelled pursuant to the fifteenth resolution of the General Meeting of 2 July 2003.

The purchase, sale, transfer or exchange of these shares may be effected on or off the market, at any time, including during any take-over bid, and by any means, including through block transfer or the use or exercise of any financial instruments, derivative products and, particularly, through optional transactions such as the purchase and sale of put and call options. These shares may also be transferred free of charge under the conditions specified by law, in particular articles L. 443-1 et seq. of the French Code du Travail.

The number of shares which may be purchased pursuant to the present authorisation cannot exceed 10% of the share capital as of 31 March 2004, i.e a theoretical maximum number of 105,665,757 shares.

We propose that the maximum purchase price of shares be fixed at €5 and that the minimum sale price be fixed at €1.

➢	Authorisation to modify the terms of the fixed term subordinated bonds (“TSDD”) issued on 23 December 2003 to the benefit of the French Republic

Eleventh resolution

We remind you, that the TSDD have a fixed term of 15 years. In order to make the French Republic’s debt enforceable in advance to implement the financing package presented in this report on the resolutions proposed to the Extraordinary Shareholders’ Meeting, the eleventh resolution is asking you to approve the principle of changing the procedures for reimbursing the TSDDs to allow this debt to be incorporated in the capital to pay up the subscription to a capital increase which would be subscribed by the French State, and to give all powers to the Board of Directors, with authorisation to delegate, to make the necessary modifications to the procedures for the TSDD in agreement with the French Republic.

➢	EXTRAORDINARY PART OF THE SHAREHOLDERS’ MEETING

➢	Decisions following the loss for the fiscal year ending on 31 March 2004

Twelfth and thirteenth resolutions

As a result of the loss of €1,341,046,460.19 recorded in the statutory accounts for fiscal year ending 31 March 2004, the shareholders’ equity amounts to less than half the share capital, and you are therefore asked in the twelfth resolution, pursuant to the provisions of the French Code of Commerce, not to approve the early liquidation of the Company.

Following the appropriation of the loss for the fiscal year set forth in the third resolution, which resulted in a significantly negative balance carried forward, you are now being asked in the thirteenth resolution to reduce the share capital from €1,320,821,965.00 to €369,830,150.20 to offset a portion of the latter amount, and to implement this share capital reduction by reducing the nominal value of each share from €1.25 to €0.35.

The amount of the capital reduction may be adjusted at the meeting to take into account, if necessary, the repayment of shares, on the one hand, of fixed term subordinated bonds (“TSDD RA”) which would occur automatically following the decision of the European Commission approving their

7

3	Summary of the resolutions submitted to the Shareholders’ Meeting repayment in shares and would result in a share capital increase of 300 million euros. The amount may also be adjusted to take into account the repayment in shares of the subordinated bonds repayable in shares (“ORA”). In the event all of the TSDD RAs and ORAs are reimbursed by shares, the amount of the capital would be €1,756,736,285 prior to capital reduction and €491,886,159.80 following capital reduction.

➢	New financial authorisations

Fourteenth, fifteenth and sixteenth resolutions

We remind you that the resolutions approved by the Extraordinary General Shareholders’ Meeting held on 18 November 2003, to implement the refinancing agreement signed with the banks and the French Republic on 20 September 2003, have been used, namely:

•	authorisation to increase the share capital reserved for certain financial institutions and to allocate free stock options to shareholders, giving them the right to purchase the Company shares subscribed by these financial institutions,

•	authorisation to issue subordinated bonds, reimbursable by shares, retaining the shareholders’ preferential right of subscription (“ORA”),

•	authorisation to issue fifteen-year fixed term subordinated bonds (“TSDD”) to be subscribed by the French Republic,

•	authorisation to issue twenty-year fixed term subordinated bonds reimbursable by shares (“TSDD RA”) to be subscribed by the French Republic, entitling the French Republic to have a stake in the Company, if a favorable decision is rendered by the European Commission.

The European Commission has opened a formal investigation to determine whether the financing package contains elements constituting state assistance incompatible with the Common Market, and its decision should be made at the end of June 2004. If the Commission concludes that it does not contain elements constituting state assistance incompatible with the Common Market, the Commission will authorise the reimbursement of the TSDD RAs held by the French Republic by shares.

After reimbursement of all TSDD RAs with shares, the French Republic would own approximately 18.5% of the share capital based on the amount of capital on 31 March 2004, and approximately 17% of the share capital if all the ORAs are converted into shares.

In this case, the French Republic would be represented on the Board of Directors of the Company pursuant to applicable laws and regulations.

The acceleration of the industrial restructuring measures and the upswing in orders have led to open discussions between the Company, the banks and the French Republic for the purpose of modifying the initial agreement on financing presented to the European Commission, which is currently being negotiated.

The European Commission should reach a decision on the amended initial financing package being discussed before the end of June 2004 and its approval is a prior condition necessary for the implementation of the amended refinancing plan which aims to set up a new program to issue guarantees required for the Group’s business activities, strengthen its equity capital and reduce the Company’s debt.

On the basis of the negotiations as of today, the refinancing plan as amended, would consist of:

•	setting up an extended program to issue guarantees for at most 8 billion euros, that would benefit from a guarantee for a total maximum amount of 2 billion euros including a collateral security issued by the Company for 700 million euros, and guarantees from a financial institution guaranteed by the French Republic, and from a group of banks; the Company’s collateral would be financed by the capital increase described below,

•	a capital increase for a total amount, issue premium included, of 2.2 billion euros, consisting of:

•	a capital increase by a share issue for a maximum amount of 1.2 billion euros, including issue premium, retaining the shareholders’ preferential subscription rights, in which the French Republic would participate by exercising, on an irreducible basis, all of its preferential subscription rights resulting from the reimbursement in shares of its TSDD RAs, up to a limit of 18.5% of 1 billion euros (percentage calculated based on the capital as of 31 March 2004),

8

3	Summary of the resolutions submitted to the Shareholders’ Meeting

•	a capital increase for a maximum of 500 million euros, including issue premium, that would be reserved for the French Republic and the CFDI, payable by offsetting the Company’s debts—under the TSDD for the French Republic, and under the fixed term subordinated loan dated 30 September 2003 (PSDD) for the CFDI,

•	a capital increase for a total of 700 million euros, including issue premium, that would be reserved for creditors other than the CFDI in respect of the revolving syndicated credit dated 3 August 2001 (the “Syndicated Credit”), the loan dated 18 August 2000, and the PSDD, payable by offsetting all or part of the Company’s debts under the terms of these agreements.

The French Republic’s participation in these operations is subject to the approval of the European Commission and the French Republic’s stake in the Company’s share capital following the implementation of this plan would at no time exceed 31.5% of the Company’s share capital and voting rights.

Notification of the decision by the European Commission on this plan which terms and conditions are currently being negotiated, is expected for the end of June 2004.

On this basis, and subject to the approval by the European Commission, we submit to your approval resolutions which would allow the implementation of the plan by authorising the Board of Directors to make use of the authorisations set forth in the fourteenth, fifteenth and sixteenth resolutions, as soon as possible after the Shareholders’ Meeting, subject to market conditions.

Implementation of this plan (with the exception of the capital increase with preferential subscription rights) is also subject to obtaining the necessary approval from the lenders for the financial commitments described above.

These three resolutions constitute an indissociable whole.

Fourteenth resolution

The fourteenth resolution therefore asks you to authorise the Board of Directors, for a period of one year from the General Shareholders’ Meeting, to issue shares in the Company, retaining the shareholders’ preferential subscription rights, up to the limit of a maximum capital increase of 1.2 billion euros, including the issue premium.

The subscription price will be set when the decision is taken to go ahead with the issue and will include a discount on the market price, set according to market practices.

This authorisation is subject to the condition precedent that the Board adopts the twelfth (pursuing the business activity), thirteenth (reducing the capital by reducing the nominal value), fifteenth (capital increase reserved to lenders other than the French Republic and the CFDI, presented below) and the sixteenth (capital increase reserved to the French Republic and the CFDI, presented below) resolutions.

Fifteenth and sixteenth resolutions

The next two resolutions ask you to authorise operations allowing a portion of the Company’s medium and long term debts resulting from the implementation of the financing agreement drawn up in September 2003 and the revolving syndicated credit of August 2001 to be converted into Company shares to strengthen shareholder equity and reduce the Company’s debt.

The total capital increase—including issue premium—that may result from these two resolutions would be 1.2 billion euros, it being understood that the total amount of capital increases that would result from the fourteenth, fifteenth and sixteenth resolutions could not be in excess of 2.2 billion euros. Moreover, if the amount of the capital increase that would result from the fourteenth resolution would exceed 1 billion euros, issue premium included, the maximum amount of the capital increases, issue premium included, that may result from the use of the fifteenth and sixteenth resolutions would be reduced accordingly.

Therefore the fifteenth resolution asks you to authorise the Board of Directors for a period of one year from the date of the General Shareholders’ Meeting, to issue shares in the Company up to a maximum nominal amount of 700 million euros, including the issue premium, which could lead to the issue of a maximum number of 2 billion shares with a nominal value of €0.35 each, after reduction of the nominal value pursuant to the thirteenth resolution, and to waive the shareholders’ preferential subscription rights for the benefit of the category of persons made up of lenders (apart from CFDI) (the “Lenders”) for (i) the subordinated

9

3	Summary of the resolutions submitted to the Shareholders’ Meeting credit agreement for €1,563,399,105, entered into on 30 September 2003; (ii) the Multicurrency Revolving Credit Agreement dated 3 August 2001, and (iii) the 200 million euros credit facility dated 18 August 2000, whose receivable(s) pursuant to one or other of the agreements will be enforceable early.

The shares may only be paid up by being offset against the Company’s debts pursuant to these credit agreements as long as they are certain, payable and due on the day planned for subscribing to the capital increase, which will be the subject of a statement of account certified as accurate by the Statutory Auditors.

The early maturity of the junior loans and converting them into Company shares are conditional upon obtaining the prior consent of the lenders who hold the senior loans under the conditions set forth in these agreements.

The total number of the shares actually issued pursuant to this resolution will result from the issue price to be set by the Board of Directors.

The issue price of the shares issued pursuant to this resolution would be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and would be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the sixteenth resolution.

This authorisation is subject to the condition precedent that the Board adopts the twelfth (pursuing the business activity), thirteenth (reducing the capital by reducing the nominal value), fourteenth (increasing capital with preferential subscription rights) and the sixteenth (capital increase reserved to the French Republic and the CFDI, presented below) resolutions.

The sixteenth resolution asks you to authorise the Board of Directors, for a period of one year from the date of the General Shareholders’ Meeting, to issue shares in the Company up to a total maximum amount of 500 million euros, including the issue premium, which could lead to the issue of a maximum number of 1,428,571,428 shares with a nominal value of €0.35 each, after reduction of the nominal value pursuant to the thirteenth resolution, and to eliminate the shareholders’ preferential right, to the benefit of:

•	the French Republic in its capacity as holder of fixed term subordinated bonds for a maximum total amount of 200 million euros, including the issue premium, which could lead to the issue of a maximum number of 571,428,571 shares with a nominal value of €0.35 each, which it subscribed in December 2003 (the “TSDD”),

•	the CFDI, for a maximum total amount of 300 million euros, including the issue premium, which could lead to the issue of a maximum number of 857,142,857 shares with a nominal value of €0.35 each, for the subordinated loan signed with the Company for €1,563,399,105 (the “PSDD”) on 30 September 2003.

It is stipulated that the shares that would be subscribed by the CFDI pursuant to this authorisation would be transferable, upon their subscription, to the French Republic.

The total number of the shares actually issued pursuant to this resolution will be a result of the issue price set by the Board of Directors.

The issue price for the shares issued pursuant to this resolution would be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and would be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the fifteenth resolution.

These shares may only be paid up by being offset against the Company’s debt to the French Republic under the TSDD, and to the CFDI under the PSDD, if these debts would be due on the day set for subscribing to the share capital increase, which would be the subject of a statement of account certified as accurate by the Statutory Auditors.

It should be noted that these TSDD have a fixed term of 15 years, and that the PSDD has a fixed term of 20 years.

10

3	Summary of the resolutions submitted to the Shareholders’ Meeting

To make the Company’s debt to the French Republic due in advance, the eleventh resolution is asking you to approve the principle of changing the procedures for reimbursing the TSDDs to allow this debt to be incorporated in the capital, and to give all powers to the Board of Directors, with authorisation to delegate, to make the necessary modifications to the procedures for the TSDD in agreement with the French Republic.

The early maturity of the TSDDs and the PSDDs and their conversion into Company capital is conditional upon prior approval, by the European Commission, and also by the Company’s creditors who are party to the agreements referred to in the fifteenth resolution above, pursuant to the conditions set forth in these agreements.

We remind you, moreover, that if the French Republic and the CFDI were shareholders of the Company, they could not take part in the vote of this resolution.

This authorisation is subject to the condition precedent that the Board adopts the twelfth (pursuing the business activity), thirteenth (reducing the capital by reducing the nominal value), fourteenth (increasing capital with preferential subscription right), and the fifteenth (increasing capital reserved to lenders other than the French Republic and the CFDI) resolutions.

You are being asked to give full powers to the Board of Directors, with the right to subdelegate under the conditions set by law, and up to the limits set out above, to implement these authorisations, and in particular, to set the issue price of the shares, which will be identical for the fifteenth and sixteenth resolutions, to establish the statement of account provided for in Article D 166 of decree No. 67-236 of 23 March 1967, to pay up the subscription to the capital increases by offsetting them against certain, payable and due debts, and to establish for the sixteenth resolution the list of beneficiaries that will subscribe to the capital increase and the amount to be subscribed by each of them.

When the Board of Directors decides to use these authorisations, in accordance with the provisions of Article 155-2 of the decree of 23 March 1967, the final conditions for the operations, as well as their effect on the shareholder’s position and the stock price, will be the subject of additional reports by the Board of Directors and the Statutory Auditors.

➢	Renewing financial authorisations

Seventeenth and eighteenth resolutions

Pursuant to legal requirements, the proposals for the capital increase made to you in the preceding resolutions mean we are also asking you in the seventeenth resolution to renew the authorisation for capital increases reserved for group employees entrusted to the Board by the eighth resolution of the Ordinary and Extraordinary Shareholders’ Meeting held on 18 November 2003, even though this has not been used and is still in force.

Therefore the seventeenth resolution asks you to cancel the earlier resolution, and replace it by authorising your Board, for 26 months, to increase the capital by issuing shares or other securities giving access to the capital up to a nominal amount of €66 040,000 (excluding adjustments), reserved for the members of a savings plan for the employees of the Company and its subsidiaries, who may subscribe to it, in accordance with applicable regulations, directly or indirectly through a mutual fund. For the benefit of these members, we are asking you to waive the shareholders’ preferential rights to subscribe to the shares and securities giving access to the capital, which may be issued based on this authorisation.

The subscription price of the shares issued, in accordance with current regulations, may not be lower than 20% of the average listed price in the twenty trading days preceding the day the decision is made setting the subscription opening date, nor higher than this average. The free allocation of shares or other securities giving access to the Company’s capital may also be offered.

In the event your Board decides to use this authorisation in accordance with the provisions of Article 155-2 of the decree of 23 March 1967, the final conditions for the operations, as well as their effect on the shareholders’ situation and the stock price, would be the subject of additional reports by the Board of Directors and the Statutory Auditors.

The eighteenth resolution is asking you to cancel the unused amount of the authorisation granted by the General Shareholders’ Meeting of 24 July 2001, which will expire at the end of September 2004, and renew it by authorising your Board, for 38 months, to allocate to those members which it designates from amongst the employees and corporate officers of the Company and companies or

11

3	Summary of the resolutions submitted to the Shareholders’ Meeting economic interest groupings associated with it, pursuant to the terms of Article L. 225-180 of the Commercial Code, options to subscribe or purchase shares in the Company up to a total number of options granted pursuant to this authorisation, which may not give the right to subscribe or purchase a number of shares exceeding 5% of the share capital at the date the options are allocated, taking into account the options already allocated pursuant to this authorisation which may be but have not yet been exercised.

The subscription or purchase price of the shares may not be less than the average of the opening prices listed during the twenty trading days preceding the day on which the options are granted. Furthermore, the purchase price of existing shares may not be less than the average price at which the shares were purchased by the Company.

➢	Amendments to the By-Laws

Nineteenth and twentieth resolutions

We ask you to approve the nineteenth resolution to bring the By-Laws into compliance with Financial Security Law No. 2003-706 of 1 August 2003. Pursuant to the new provisions in the law, changes have been made to the period of time, reduce to five days, granted to inform the Company if statutory thresholds have been exceeded, and there are new rules on exceeding the maximum number of Directors, on Directors’ information, the authority of the Chairman of the Board of Directors, the conditions for reappointing the statutory auditors, and their attendance at meetings of the Board of Directors.

The twentieth resolution is asking you to amend Article 15 of the By-Laws, to comply with the provisions of Art. 136 of the decree of 23 March 1967, as amended by Art. 38-II of the decree of 3 May 2002, on deadlines for shareholders to send in documents canceling their votes or changing the number of votes.

Finally, the twenty-first and last resolution asks you to grant full powers to allow legal decisions by the General Shareholders’ Meeting to be implemented and the necessary formalities completed.

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Text of resolutions submitted to the Shareholders’ Meeting

➢	ORDINARY RESOLUTIONS

First resolution

(Approval of the non-consolidated accounts and operations for the fiscal year ending on 31 March 2004)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors’ report, the statutory auditors’ report and the non-consolidated accounts for the fiscal year ending on 31 March 2004, the shareholders approve the accounts for the fiscal year ending on 31 March 2004, as drafted and presented to them.

The shareholders specifically approve the amount of non-deductible charges (Art. 39-4 of the French Code Général des Impôts) shown in the financial statements.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

(Approval of the consolidated accounts and operations for the fiscal year ending on 31 March 2004)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors’ report, the statutory auditors’ report and the consolidated accounts for the fiscal year ending on 31 March 2004, the shareholders approve the consolidated accounts as drafted and presented to them.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

(Appropriation of income)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders approve the following proposal by the Board of Directors regarding the appropriation of the loss of €1,341,046,460.19 for the fiscal year ending on 31 March 2004:

•	€55,210,044.48 to the “new issue and contribution premiums” account, which is then reduced to zero,

•	€1,285,836,415.71 to the “carry forward” account, where the negative balance is then €1,289,913,214.56.

As a result, no dividend would be paid to the shareholders for the fiscal year ending on 31 March 2004.

As required by law, the shareholders acknowledge that the dividends distributed for the previous three fiscal years were as follows:

	Number of Shares	Dividend	Tax credit	Total revenue
		(€)	(€)	(€)
2002/2003	281,660,523	—	—	—
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825

Fourth Resolution

(Special auditors’ report on related party agreements)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the special auditors’ report on the agreements falling under Article L. 225-38 of the French Commercial Code, the shareholders approve the conclusions of the report that no such agreements were made in the last fiscal year.

Fifth resolution

(Renewing Mr. Jean-Paul Béchat’s appointment as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. Jean-Paul Béchat’s appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Sixth resolution

(Renewing Mr. Gérard Hauser’s appointment as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. Gérard Hauser’s appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

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Seventh resolution

(Renewing Mr. George Simpson’s appointment as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. George Simpson’s appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Eighth resolution

(Appointing Mr. Pascal Colombani as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders hereby appoint Mr. Pascal Colombani as a Director for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Ninth resolution

(Ratification of the transfer of the registered office)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders ratify the decision taken at the Board of Directors’ meeting held on 25 May 2004 to transfer ALSTOM’s registered offices from 25 avenue Kléber, 75016 Paris, to 3 avenue André Malraux, 92300 Levallois-Perret, by 31 December 2004 and to modify accordingly Article 4 of the By-Laws.

Tenth resolution

(Authorisation to be given to the Board of Directors to trade the Company’s shares)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors’ report, the shareholders authorise the Board of Directors pursuant to the terms of Art. L. 225-209 et seq. of the French Commercial Code, to purchase existing Company shares up to however many shares represent 10% of the Company share capital as of 31 March 2004, i.e., a theoretical maximum number of 105,665,757 shares, for a theoretical maximum aggregate purchase price of €528,328,785 based on the maximum purchase price set hereafter.

This authorisation may be used to regulate the market price of the shares, to allow sale or purchase of shares depending on the market, to allocate or sell shares to employees, former employees or corporate officers of ALSTOM and its affiliated companies as defined in Art. L. 225-180 and L. 233-16 of the French Commercial Code, in particular through stock option plans, to hold the shares purchased, or sell, transfer or exchange the shares purchased as part of or following any financial transactions (including exercising rights attached to securities) which are part of the financial and asset management of the Company’s share capital and stockholders’ equity, with particular regard to its financing needs. The shares purchased may also be canceled under the conditions set by law.

The purchase, sale, transfer or exchange of these shares may occur, in accordance with the rules set by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by any means, including block transfer, the use or exercise of financial instruments, derivatives and, in particular through optional transactions such as the purchase and sale of put or call options.

The purchase price may not exceed €5 per share and the selling price may not be lower than €1 per share, subject to adjustments relating to transactions affecting the Company’s share capital. If the Company avails itself of one of the options offered by the third paragraph of Art. L. 225-209, the sale price will then be determined in accordance with the law in effect at that time. Moreover, these shares could be transferred free of charge under the conditions specified by law, in particular Article L. 443-1 et seq. of the French Code du Travail.

This authorisation shall cancel and replace the authorisation granted by the its tenth resolution approved by the General Shareholders’ Meeting of 2 July 2003, and shall be valid until the next General Shareholders’ Meeting called to approve the accounts for the fiscal year starting on 1 April 2004.

The shareholders hereby grant full powers to the Board of Directors, with authority to delegate such powers, to make all stock market orders, and sign any agreement to carry out all formalities and make all declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

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Eleventh resolution

(Authorisation to be given to the Board of Directors to modify the terms of the fixed term subordinated bonds (“TSDD”) issued on 23 December 2003, maturing in 2018, subscribed by the French Republic)

Voting on the changes to the terms of the TSDD covered by this resolution according to quorum and majority rules for Ordinary General Meetings, having reviewed the Board of Directors’ report, and noting the agreement of the French Republic, sole holder of the fixed term subordinated bonds issued on 23 December 2003, maturing in 2018 (the “TSDD”), upon the modification of the terms of the TSDDs set forth in this resolution, the shareholders:

1.	approve the principle of changing the terms of the TSDD to permit early repayment if the debt covered by such repayment is used to pay up the subscription to a capital increase in which the French Republic would subscribed by offsetting an equivalent amount;

2.	give full powers to the Board of Directors, with power to subdelegate, to make the corresponding changes to the terms of the TSDD, particularly in article 5, in agreement with the holder of the TSDDs, to permit early repayment pursuant to the conditions fixed by the present resolution, to obtain the necessary approvals and more generally take all necessary actions.

➢	EXTRAORDINARY RESOLUTIONS

Twelfth resolution

(Decision not to liquidate the Company following the loss of half the share capital)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report, the shareholders acknowledge that their equity in the Company has dropped below half the share capital, as set forth in the statutory accounts for the fiscal year ending on 31 March 2004, approved pursuant to the first resolution hereabove, and resolve not to liquidate the Company early.

Thirteenth resolution

(Reduction in the share capital due to losses, implemented by a reduction in the nominal value of the shares, and related amendments to the By-laws)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors’ report, pursuant to the French Commercial Code, particularly its article L.225-204, the shareholders:

1.	note that the accounts for the fiscal year ended on 31 March 2004 approved pursuant to the first resolution hereabove, show losses of €1,341,046,460.19, which after being offset against total premiums recorded in the Company’s balance sheet, by the General Meeting pursuant to the third resolution hereabove, result in a negative balance carried forward of €1,289,913,214.56;

2.	decide to reduce the share capital by an overall nominal amount of [€950,991,814.80](1), thereby reducing it from [€1,320,821,965.00](1) to [€369,830,150.20](1) to offset part of the losses recorded in the item “balance carried forward” in the Company balance sheet after appropriating the income for the fiscal year ended on 31 March 2004, amounting to [€950,991,814.80](1), which then gives a negative “balance carried forward” of [€338,921,399.76](1);

3.	decide to implement this reduction in the share capital by reducing the nominal value of each share from €1.25 to €0.35;

4.	as a consequence of this reduction in the share capital, decide to amend Article 6 of the By-laws as follows:

“Article 6 – Share capital

The share capital is set at [three hundred and sixty nine million eight hundred and thirty thousand, one hundred fifty euros and twenty cents][(€369,830,150.20)](1).

It is divided into [1,056,657,572](1) shares, each with a nominal value of €0.35, of a single class and fully paid up.

The share capital may be increased in accordance with the Law from time to time.”

5.	give full powers to the Board of Directors to take any necessary measures following the share capital reduction.

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(1)	The figures into square brackets will be adjusted during the Shareholders’ Meeting to take into account, if necessary, on the one hand the repayment in shares of the fixed term subordinated bonds (TSDD RA) which will occur automatically following the decision of the European Commission approving their repayment in shares and will result in a share capital increase of a nominal amount of 300 million euros. The figures will also be adjusted to take into account the reimbursement in shares of the subordinated bonds repayable in shares (ORA). In the event all the TSDD RAs and ORAs are reimbursed in shares, the amount of the share capital would be €1,756,736,285 prior to capital reduction and €491,886,159.80 following capital reduction.

Fourteenth resolution

(Authorisation to the Board of Directors to increase the Company share capital by a maximum of 1.2 billion euros, issue premium included, by issuing new shares retaining the preferential subscription rights for existing shareholders, subject to this Meeting adopting the twelfth, thirteenth, fifteenth and sixteenth resolutions)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report, pursuant to the French Commercial Code, particularly its Article L. 225-129, and subject to the adoption of the twelfth, thirteenth, fifteenth and sixteenth resolutions, the shareholders hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with a one-time increase in the Company share capital, by issuing Company’s shares with the same rights as the existing shares, except the date on which they pay a dividend;

2.	decide that the total capital increase, issue premium included, may not exceed 1.2 billion euros, plus, if applicable, the nominal value of the shares to be issued, to preserve the rights of holders of securities giving access to the Company’s share capital in accordance with legal and regulatory requirements and contractual stipulations; the total number of shares actually issued pursuant to this authorisation will be determined based on the issue price fixed by the Board of Directors;

3.	decide that the issue price of the shares that may be issued pursuant to the present authorisation as fixed by the Board of Directors, must be fully paid up at the time of subscription;

4.	decide that the shareholders will receive an irreducible preferential subscription right, under the terms required by law, for the shares that may be issued pursuant to the present authorisation. Also, under the terms required by law, the Board of Directors will have the option of giving shareholders the right to subscribe on a reducible basis to a number of shares in excess of the number they may subscribe to on a non-reducible basis.

If the subscriptions made on a non-reducible basis and, if applicable, on a reducible basis, do not cover the whole issue, under the terms required by law and in the order that it shall determine, the Board may use one or more of the following options:

•	freely allocate all or part of the unsubscribed shares to anyone it chooses,

•	limit the amount of the issue to the amount of subscriptions received, as long as these come to at least three-quarters of the amount originally proposed,

•	offer all or part of the unsubscribed shares to the public on the French or international market;

5.	decide that the Board of Directors shall have full powers, under the terms required by law and within the limits provided for above, with the right to subdelegate as allowed by law, to implement this authorisation, and in particular to:

•	set the dates and other terms of the issue, including the issue price and the dividend enjoyment date, even retroactive, for the shares,

•	offset expenses against the premiums if the need arises,

•	generally, take all measures and sign all agreements to successfully complete the issue,

•	carry out, if applicable, all necessary formalities required to list the shares issued pursuant to this authorization on the Premier Marché of Euronext Paris (and if applicable, on any other regulated market),

•	record the completion of the share capital increase, amend the By-laws accordingly and proceed with all required formalities.

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Fifteenth resolution

(Authorisation to the Board of Directors to increase the share capital by a maximum of 700 million euros, issue premium included, by issuing new shares with waiver of preferential subscription rights for existing shareholders, to the category made up of creditors, apart from the CFDI, under (i) the subordinated loan agreement for €1,563,399,105 signed on 30 September 2003 (PSDD); (ii) the Multicurrency Revolving Credit Agreement of 3 August 2001, and (iii) the credit agreement for 200 million euros dated 18 August 2000, subject to this Meeting adopting the twelfth, thirteenth, fourteenth and sixteenth resolutions)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors’ report, pursuant to the French Commercial Code, and particularly its Article L. 225-138, and subject to the adoption of the twelfth, thirteenth, fourteenth and sixteenth resolutions, the shareholders hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with a one-time increase in the Company’s share capital by issuing Company’s shares giving the same rights as the existing shares, except the date on which they pay a dividend, for a total capital increase, issue premium included, which may not to exceed 700 million euros, corresponding to a maximum of 2 billion shares with a nominal value of €0.35 each (following the reduction of the nominal value as set forth in the thirteenth resolution); the total number of shares actually issued pursuant to this authorisation will be determined based on the issue price fixed by the Board of Directors in accordance with paragraph 3 below;

2.	for all shares issued under the present resolution, decide to waive the shareholders’ preferential subscription rights for the benefit of the category made up of lenders, other than CFDI, under (i) the €1,563,399,105 subordinated loan agreement of 30 September 2003 (PSDD); (ii) the Multicurrency Revolving Credit Agreement of 3 August 2001, and (iii) the 200 million euros credit agreement of 18 August 2000, hereinafter collectively called the “Lenders”; each of these beneficiaries may only subscribe up to the amount of the debt resulting from the early repayment by offsetting the amounts due to them under the agreements indicated above, as long as, if the total requests for early repayment expressed by these persons is higher than the maximum the capital increase authorised by this resolution (premiums included), the requests for early repayment and corresponding subscription would be reduced by the Board of Directors;

3.	decide that the issue price of the shares issued pursuant to the present resolution will be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and will be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the sixteenth resolution;

4.	decide that the Board of Directors shall have full powers in accordance with legal requirements, and within the limits provided above, with the power of subdelegation, to implement this resolution, and in particular to:

•	set the date and the other conditions for the issue including the date, which may be retroactive, on which the shares to be issued will pay a dividend,

•	fix the list of beneficiaries for the waived subscription right within the category defined above, as well as the number of shares to be subscribed by each of them, on the basis of requests for early repayment made by each of them, if necessary, after reduction in their requests if the total requests exceed 700 million euros,

•	more generally, take all required steps and sign all agreements necessary to successfully complete the issue,

•	carry out, where necessary, all formalities to have the shares issued pursuant to this authorisation listed on the Premier Marché of Euronext Paris (and if applicable, on any other regulated market), and

•	record the completion of the share capital increase, amend the By-laws accordingly and proceed with all formalities required.

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Sixteenth resolution

(Authorisation to the Board of Directors to increase the Company share capital by a maximum of 500 million euros, issue premium included, by issuing new shares, with waiver of preferential subscription rights for existing shareholders, to the French Republic and the CFDI, subject to this Meeting adopting the twelfth, thirteenth, fourteenth, and fifteenth resolutions)

Voting under the quorum and majority rules required for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors report, pursuant to the French Commercial Code, and particularly its Article L. 225-138, and subject to the adoption of the twelfth, thirteenth, fourteenth and fifteenth resolutions, the shareholders hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with a one-time increase the Company’s share capital by issuing Company’s shares, conferring the same rights as the existing shares, except the date on which they pay a dividend, for a total share capital increase, issue premium included, not to exceed 500 million euros, resulting in the issue of a maximum of 1,428,571,428 shares with a nominal value of €0.35 each (after a reduction in the nominal value pursuant to the thirteenth resolution); the total number of shares actually issued pursuant to this authorisation will be determined based on the issue price fixed by the Board of Directors in accordance with paragraph 3 below;

2.	decide to waive the shareholders’ preferential subscription rights for all the shares issued pursuant to this present resolution, for the benefit of:

•	the French Republic, which will have the sole right to subscribe to the capital increase provided for by the resolution for a total maximum amount, issue premium included, of 200 million euros, resulting in a maximum of 571,428,571 shares with a nominal value of €0.35 each; the payment for such subscription will be made by offsetting the Company’s debt obligation for the 200 million euros in fixed term subordinated bonds issued by the Company on 23 December 2003,

•	the CFDI, which will have the right to subscribe to the capital increase provided for by the resolution for a total maximum amount, issue premium included, of 300 million euros, resulting in a maximum of 857,142,857 shares with a nominal value of €0.35 each; payment for such subscription will be made by offsetting the Company’s debt for 300 million euros of the subordinated loan for €1,563,399,105 (“PSDD”) of 30 September 2003 entered into with the Company;

3.	decide that the issue price of the shares issued pursuant to the present resolution will be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and will be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the subscription price for the shares issued pursuant to the fifteenth resolution;

4.	decide that the Board of Directors shall have full powers, with the right to subdelegate according to legal requirements, up to the limits provided above, to implement this authorisation, and in particular, to:

•	set the date and the other terms and conditions for the issue, particularly the issue price pursuant to the conditions described above, the date which may be retroactive, on which the shares issued will pay a dividend,

•	offset expenses against the premiums if the need arises,

•	more generally, take all steps and sign all agreements necessary for the successful completion of the proposed issue,

•	carry out, where necessary, all formalities to have the of the shares issued pursuant to this authorisation listed on the Premier Marché of Euronext Paris (and if applicable, on any other regulated market),

•	establish the statement of account required by article D 166 of decree No. 67-236 of 23 March 1967, to pay up the subscription of the capital increase by offsetting it against certain, payable and due debts of the subscriptions to the capital increase,

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•	record the completion of the share capital increase, amend the By-laws accordingly and proceed with all publications, as required.

Seventeenth resolution

(Authorisation to the Board of Directors to increase the Company’s share capital by issues reserved for members of a Company savings plan)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors report, in accordance with the provisions, on the one hand, of art. L. 443-1 et seq. of the Work Code and, on the other, the Commercial Code, particularly its Art. L. 225-138-IV, the shareholders:

1.	authorise the Board of Directors for a period of twenty-six months from the date of this meeting, to increase the share capital, on one or more occasions, by a maximum nominal amount of €66,040,000, by issuing new shares and/or other securities in euros or any other currency, giving access to the Company’s share capital, reserved for members of a savings plan of the Company and/or of its affiliated companies and economic interest groups as defined under Art. L. 225-180 and Art. L. 233-16 of the Commercial Code;

2.	for the benefit of these members, decide to waive the shareholders’ preferential subscription rights to the shares or other securities giving access to the share capital issued pursuant to this authorisation, and to the Company shares to which the securities issued pursuant to this authorisation give right;

3.	decide that the issue price of the shares issued pursuant to this authorisation shall not be more than 20% lower than the average Company share prices during the twenty trading days preceding the decision setting the subscription opening date, or higher than that average; the features of the other securities giving access to the Company’s share capital shall be determined by the Board of Directors under the conditions laid down by the rules and regulations;

4.	decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company’s share capital, within the limits of the provisions of Art. L. 443-5 of the Work Code;

5.	decide that the Board of Directors will have full powers, with authority to subdelegate such powers within legal limits, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

•	determine the companies whose employees and corporate officers, as the case may be, may participate in the issues,

•	fix the conditions to be met by the beneficiaries,

•	fix the terms and conditions of each issue and particularly the amount and terms of the securities to be issued, the issue price, the date (which may be retroactive) on which the shares to be issued will pay dividends, the method and schedule of payment of the issue price, the subscription period, the deadline given to the subscribers to pay up their shares,

•	decide if the securities can be subscribed directly or indirectly through mutual funds or other entities permitted by current laws or regulations,

•	record the completion of the share capital increases in accordance with the amount of shares actually subscribed and amend the By-laws accordingly,

•	enter into any agreements, carry out, directly through a representative, any operations and formalities,

•	offset expenses against the amount of the premiums if the need arises,

•	take any measures necessary to complete the issues, carry out all formalities following the capital increases and generally do whatever is necessary;

6.	decide that this authorisation cancels the authorisation granted to the Board of Directors by the eighth resolution approved by the General Shareholders’ Meeting of 18 November 2003.

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Eighteenth resolution

(Authorisation to the Board of Directors to grant stock options giving rights to subscribe to new shares or purchase existing shares in the Company)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors report, the shareholders:

1.	authorise the Board of Directors, under the conditions set out in Art. L. 225-177 to L.225-185 of the Commercial Code, for a period of thirty-eight months from this date, to grant, on one or more occasions, to selected corporate officers and employees of the Company and of companies or economic interest groups affiliated to the Company under the conditions set out in Art. L. 225-180 of the Commercial Code, stock options giving rights to subscribe new shares to be issued by the Company, or to purchase existing shares in the Company resulting from Company share redemptions in accordance with legal requirements;

2.	decide that the total number of options which may be granted under this authorisation, shall not give the right to subscribe or purchase a total number of shares in excess of 5% of the Company’s share capital on the date of grant of the options, and taking into account all options already granted pursuant to this resolution, exercisable but not yet exercised;

3.	acknowledge that this authorisation implies the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued as and when stock options are exercised for the benefit of the beneficiaries of the stock options giving right to subscribe new shares;

4.	decide that the subscription price for the new shares and the purchase price for the existing shares will be fixed by the Board of Directors and may not be less than the average opening price of the shares on the Premier Marché of Euronext Paris during the twenty trading days preceding the day the options are issued;

5.	decide, in addition, that the purchase price for existing shares, may not be less than the average purchase price of shares held by the Company in accordance with Art. L. 225-208 and/or L. 225-209 of the Commercial Code on the date the options are issued;

6.	decide that the period for exercising the options set by the Board of Directors shall be no longer than 10 years from the date of issue;

7.	decide that the Board of Directors will have full powers with right to subdelegate within the legal limits, to implement this authorisation, pursuant to legal requirements, in particular, to:

•	determine the terms for issuing and exercising the options, and determining the list of the beneficiaries for the options,

•	determine the period(s) during which the options may be exercised and, if necessary, the applicable lock in periods for all or part of the shares,

•	set the date, which may be retroactive, on which the new shares resulting from these options being exercised will pay dividends,

•	decide the conditions for any adjustment to the subscription price, purchase price and the number of shares subscribed or purchased, particularly pursuant to current regulations in effect,

•	authorise a temporary suspension to exercising the options, if financial transactions or transactions on the securities of the Company are carried out,

•	change the terms at a later date, in particular to limit, restrain or prohibit the exercise of the options during certain periods or from certain events; its decision may include all or some of the options, and concern all or certain beneficiaries,

•	if necessary, offset the share capital increase expenses against the amount of the premiums for such increases,

•	carry out all acts and formalities to record the share capital increases resulting from the exercise of stock options, to amend the By-laws and generally take all necessary measures;

8.	instruct the Board of Directors to inform each Annual General Meeting of the transactions completed pursuant to this authorisation.

This authorisation cancels the unused portion of the authorisation granted to the Board of Directors by the

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Shareholders’ Meeting of 24 July 2001, by the seventeenth resolution to grant stock options.

Nineteenth resolution

(Amendment to the By-laws in accordance with Financial Security Law No. 2003-176 of 1 August 2003. Corresponding modifications to the Articles 7, 9, 11, 12 and 14 of the By-laws)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report, the shareholders decide to amend the By-laws in accordance with the provisions of French Financial Security Law No. 2003-176 of 1 August 2003. Therefore, the shareholders decide to amend the following articles, as follows:

■	Article 7 – Nature and Form of Shares - Obligation to Notify the Company if Holdings Exceed Certain Levels Set in the By-laws

The second and sixth paragraphs are changed to reduce deadline to inform the Company to five trading days, and now read as follows:

Second paragraph

Current text:

“In addition to the legal obligation to notify the Company of certain shareholding levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding equal to or in excess of 0.5% of the total number of shares issued must notify the Company by letter, fax or telex of the total number of shares that he possesses within fifteen days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.”

New text:

“In addition to the legal obligation to notify the Company of certain shareholding levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding equal to or in excess of 0.5% of the total number of shares issued must notify the Company by letter, fax or telex of the total number of shares that he possesses within five trading days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.”

Sixth paragraph

Current text:

“Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify the Company within the same length of time of fifteen days and by the same means.”

New text:

“Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify the Company within the same length of time of five trading days and by the same means.”

■	Article 9 – Board of Directors

The first sentence of the fist paragraph is modified as follows:

Current text:

“The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members, save that in the case of a merger this number may be exceeded under the conditions provided for by the Law.”

New text:

“The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members, subject to derogations provided for by Law.”

■	Article 11 – Powers of the Board - Responsibilities

The second sentence of the third paragraph is modified as follows:

Current text:

“Each director receives all information required for the performance of his duties and can obtain disclosure of all documents that he deems necessary.”

New text:

“The President or the Chief Executive Officer is required to provide each director with all the documents and information required for the performance of his duties.”

21

4	Text of resolutions submitted to the shareholders’ Meeting

■	Article 12 – President – Chief Executive Officer - Delegated Executive Officer(s)

The first sentence of the first paragraph of section 1 is deleted and the second sentence of this paragraph is modified as follows:

Current text:

“The president of the board of directors represents the board of directors. He organises and directs its work and is accountable for it to the shareholders’ meeting.”

New text:

“The president of the board of directors organises and directs its work and is accountable for it to the shareholders’ meeting.”

■	Article 14 – Auditors

The second and fourth paragraphs are modified as follows:

Second paragraph

Current text:

“Auditors may be re-elected.”

New text:

“Auditors may be re-elected under the conditions defined by Law.”

Fourth paragraph

Current text:

“The auditors are called to attend the board meeting which finalises the accounts for the preceding financial year, and all shareholders’ meetings.”

New text:

“The auditors are called to attend all the board meetings which examine and finalise the annual or intermediary accounts, and all shareholders’ meetings.”

Twentieth resolution

(Amendment to article 15 of the By-laws in accordance with Article 136 of the decree of 23 March 1967)

Voting according to the quorum and majority rules for Extraordinary General Meetings, having reviewed the Board of Directors’ report, the shareholders decide to amend Article 15 of the By-laws to comply with the provisions of Art. 136 of the decree of 23 March 1967, as amended by Art. 38-II of the decree of 3 May 2002. Consequently, they decide to amend the third paragraph of the second paragraph of Article 15 of the By-laws as follows:

■	Article 15 – Conduct of General Meetings

2. Admission and representation

Third paragraph:

Current text:

“Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the issuing Company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the Meeting.”

New text:

“Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than 3.00 p.m. on the day prior to the Meeting pursuant to art. 136 of the decree of 23 March 1967.”

Twenty-first resolution

(Power to implement the General Shareholders’ Meeting’s decisions and complete the formalities)

Voting according to the quorum and majority rules for Extraordinary General Meetings, the shareholders hereby give full authority to the holder of an original, copy or extract of the minutes of this Meeting to perform all legal or administrative formalities and to proceed with all required filings and publications.

22

5

Summary of activity

➢	Key consolidated indicators

Total	Year ended March		% Variation March 2004/ March 2003
	2003	2004
	Actual figures (in € millions)
Orders received	19,123	16,500	(14%)
Sales	21,351	16,688	(22%)
Operating income	(507)	300
Net income	(1,432)	(1,836)
Free Cash Flow (a)	(265)	(1,007)
Economic debt (b)	4,918	3,000

Total	Year ended March		% Variation March 2004/ March 2003
	2003	2004
	Comparable figures (c) (in € millions)
Orders received	16,366	16,500	1%
Sales	18,531	16,688	(10%)

(a)	We define Free Cash Flow to mean Net cash provided by (used in) operating activities less Capital expenditures, net of proceeds from disposals of property, plant and equipment (excluding proceeds from the sale of real estate as part of our strategic plan) and increase (decrease) in variation in existing receivables considered as source of funding of our operations. However, this measure is not a measurement of performance either under French or US GAAP.

(b)	We define Economic debt to mean Net debt (or Financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables (“securitisation of existing receivables”). Economic debt does not represent our Financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding indebtedness because trade receivables securitised are sold irrevocably and without recourse.

(c)	Adjusted for changes in business composition and exchange rates

Activity during fiscal year ended 31 March 2004

Rebound of orders in challenging market conditions

Despite an unfavourable economic climate, markets remained buoyant in rail transport and sound in power generation service. The new equipment market in power, however, remained at historically low levels. New emissions regulations continue to drive needs for environmental control equipment in Europe and the US, and there is growing demand for new boiler and hydro equipment in Asia and Latin America. The cruise-ship market remained weak.

Overall, Group order intake was up 1% on a comparable basis against the prior year, with a first half down 23% on a comparable basis and the second half showing a strong rebound in the level of orders received (+34% on a comparable basis). The margins on these orders are consistent with our performance targets. Major orders included three GT26 gas turbines in Spain and associated services, a steam power plant in Saudi Arabia, service contracts in the US and Brazil and orders for trams and metros across Europe and for high-speed tilting trains in Italy.

Sales decreased by 10% on a comparable basis as a result of the low level of orders booked last year.

The order backlog amounted to over €25.4 billion at 31 March 2004, representing approximately 18 months of sales. This year the book to bill ratio stands at 1, compared to 0.9 last year.

23

5	Summary of activity

Operating income affected by lower sales and non-recurring charges

Operating income was €300 million, or 1.8% of sales, due to a lower sales level leading to underactivity and exceptional charges on US projects amounting to €102 million for our Transport Sector and €108 million for our Power Environment Sector.

Stricter control of terms and conditions and margins in our order intake is fully in place and processes to monitor the execution of large projects are rigourously applied.

Net income; reduction of the nominal value of share

Net loss after goodwill amortisation was €1,836 million for fiscal year 2003/04, as a result of low operating income, high restructuring charges (€655 million versus €268 million in prior year), high financial expenses (€460 million compared with €270 million in fiscal year 2002/03) and tax charges of €251 million (compared with tax income of €263 million in the prior year).

As a result of a net loss in our statutory accounts, the reduction of the nominal value of the share from €1.25 to €0.35 will be proposed to our shareholders at the next Annual General Meeting.

Free cash flow: strongly negative due to cash outflows on GT24/GT26

In line with our previous guidance, free cash flow was €(1,007) million, reflecting scheduled cash outflows of €766 million relating to the GT24/GT26 gas turbines and higher restructuring and financial expenses. This was partly offset by the improvement in our working capital following the rebound in orders received during the second half of the fiscal year and continued efforts to reduce receivables and inventories.

Excluding cash outflow on the GT24/GT26, free cash flow was positive in the second half.

Economic debt reduced by approximately €2 billion

Economic debt was €3,000 million at the end of March 2004 compared with €4,918 million at the end of March 2003. This primarily reflects the impact of the capital increase and proceeds from the disposal notably of our Transmission & Distribution activities and Industrial Turbines businesses during the year, partly offset by the negative free cash flow for the fiscal year.

Update on GT24/GT26 gas turbine issues

The resolution of our GT24/GT26 issues is progressing satisfactorily. Of the 80 machines, 74 are now in operation, one is in commissioning, one is under construction and one contract for four units which was previously suspended has now been cancelled.

The machines in service are demonstrating good levels of reliability and have accumulated around 900,000 operating hours. We have reached settlements on 64 units, with only twelve units subject to commercial dispute. Our previous cases of customer litigation in court have been settled.

At end-March 2004, we retained €738 million of provisions related to the GT24/GT26 issues, assuming €234 million of mitigation. At end-March 2003, we retained €1,655 million, assuming €454 million of mitigation. Both numbers have thus been reduced significantly.

Financing package

We are in advanced negotiation regarding a comprehensive financing package. The main items of this package are the following:

•	Secured bonding facility to cover our commercial needs for the next 18-24 months of a maximum outstanding amount of 8 billion euros, which would benefit from a 2 billion euros guarantee package with 700 million euros security provided by ALSTOM, guarantees given by a French Republic-guaranteed institution for 1.25 billion euros and the remainder by a group comprising our core banks.

•	Conversion into equity of 300 million euros subordinated bonds reimbursable with shares with a 20-year maturity (TSDDRA). They will be automatically reimbursed with shares upon approval by the European Commission, giving the French Republic an equity participation in ALSTOM of approximately 18.5% (on the basis of the share capital as of 31 March 2004).

•	New capital increase and debt-to-equity swap of an amount ranging between 1.5 billion euros - 2.2 billion euros:

•

A capital increase of between 1 - 1.2 billion euros which would involve the issue of shares with preferential subscription rights. The French Republic has indicated its readiness to subscribe to this capital

24

5	Summary of activity.

increase by exercise of its preferential subscription rights – after reimbursement with shares of the TSDDRA – for approximately 185 million euros.

•	The conversion of up to 500 million euros of subordinated bonds and loans issued by the French Republic (“TSDD”, “PSDD”), provided that its equity participation in ALSTOM does not exceed 31.5%.

•	The conversion into equity, to be proposed to our lenders, of an aggregate maximum amount of existing debt of 700 million euros.

The maximum amount proposed for conversion by our lenders would be reduced accordingly should the rights issue exceed 1 billion euros.

•	Commitments including additional asset disposals: to respond to the European Commission’s requirements, we have committed not to make any significant acquisitions in the transport sector within Europe over the next four years and to dispose of businesses representing approximately 1.5 billion euros in sales. Around 50% of this figure covers the following:

•	our freight locomotive business in Valencia, Spain;

•	our Transport Sector’s activities in Australia and New Zealand; and

•	our industrial boilers business, which is part of our Power Environment Sector.

The remaining 50% covers other businesses which have not yet been identified and which will be disposed of within the next two years.

We have agreed that, as part of our international development in the Hydro business, we would enter into a 50-50 joint venture in the coming years. Finally, we intend to implement, within the next four years, industrial partnerships to ensure our future development; this is supported by both the French State and the European Commission.

This package will be subject to European Commission approval. A decision is expected before the end of June 2004, prior to our Annual General Shareholders’ Meeting.

Outlook

The prompt finalisation and implementation of this financing package are essential for ALSTOM’s future.

ALSTOM’s scope is clear, with core activities focused on the power generation and rail transport markets. We expect overall demand to remain generally low over the next months in the power new equipment market but are confident that market fundamentals will lead to an upturn in demand. The transport and power service markets should remain generally sound. The timing of the expected recovery in the cruise-ship market remains uncertain.

Fiscal year 2004/05 will be a transitional year. We forecast orders to be above the level recorded in fiscal year 2003/04 on a comparable basis. On the same basis, sales are expected to be at around the same level as fiscal year 2003/04. Operating margin for fiscal year 2004/05 should be between 3.5% and 4% in comparison with a proforma margin of 2.6% before exceptionals in 2003/04. Free cash flow, though difficult to predict with accuracy, is forecast at around (€400) million.

We confirm our previously announced targets for fiscal year 2005/06: operating margin of 6% and positive free cash flow.

25

6

Five-year summary

(Statutory accounts)

	31 March 2000	31 March 2001	31 March 2002	31 March 2003	31 March 2004
Capital at year end
a) Share capital (in € thousands)	1,282,190	1,292,325	1,292,325	1,689,963	1,320,822
b) Number of outstanding issued shares	213,698,403	215,387,459	215,387,459	281,660,523	1,056,657,572
Operations and income for the year (in € millions)
a) Dividend received	158.0	110.1	0.3	—	—
b) Income before tax, profit sharing, depreciation and provisions	166.4	106.2	59.4	79.1	70.3
c) Income tax	50.2	33.2	36.9	26.8	36.6
d) French legal profit sharing	—	—	—	—	—
e) Net income after tax, profit sharing, depreciation and provisions	215.2	158.7	90.8	(7,474.1)	(1,341.1)
f) Dividends	117.5	118.5	—	—	—
Earnings per share (in €)
a) Net earning after tax, profit sharing, but before depreciation and provisions	1.01	0.65	0.45	0.38	0.10
b) Net earning after tax, profit sharing, depreciation and provisions	1.01	0.74	0.42	(26.54)	(1.27)
c) Net dividend per share	0.55	0.55	—	—	—
Personnel
a) Number of personnel employed during the year	—	—	—	—	—
b) Amount of gross wages and salaries for the year (in € thousands)	—	—	—	155	661
c) Amount of social charges for the year (Social security and other welfare benefits) (in € thousands)	—	—	—	52	198

26

REQUEST FOR DOCUMENTS AND INFORMATION

as per article 135 of the French decree of 23 March 1967

➢	ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

OF 9 JULY 2004 (ON SECOND NOTICE)

(of 30 June 2004 on first notice)

I, the undersigned     Mrs.☐     Miss ☐     Mr. ☐     Company ☐

Surname (or Company name):

First name:

Address:

Town:

County:

Postal code:

Country:

Owner of: _____________________________ registered shares in ALSTOM

And/or of: _____________________________ bearer shares in ALSTOM hereby request that the documents and information concerning the Ordinary and Extraordinary General Meeting as per article 135 of the decree of 23 March 1967 on commercial companies be sent to the above address.

Signed at:                          (geographical location) on                          2004

Signature

NOTE: Pursuant to article 138 of the decree of 23 March 1967, holders of registered shares may, by a simple request, have the documents and information as per articles 133 and 135 of the above-mentioned decree for every subsequent shareholders’ Meeting. Shareholders wishing to take advantage of this option should indicate this on the present request.

This request should be returned:

•	if your shares are registered shares, to BNP Paribas Securities Services – GIS-Emetteurs, Les Collines de l’Arche – 92057 La Défense Cédex, France

•	if your shares are bearer shares, to the financial intermediary with whom your shares are deposited

27

Société anonyme with capital of €1,320,821,965

25, avenue Kléber – 75116 PARIS (France)

www.alstom.com

389 058 447 RCS PARIS

Shareholders’ Meeting

Ordinary and Extraordinary

9 July 2004*

*	In accordance with the law, the General Meeting is convened on first notice, on Wednesday 30 June, at 9:00 a.m. (Paris time), at the Company’s registered office – 25, avenue Kléber – 75116 Paris.

However, in the likely event that the quorum requirement is not met on that date, the General Meeting will be held on second notice, on Friday 9 July 2004, at 2:00 p.m. (Paris time), at Espace Grande Arche – 1 Parvis de la Défense – 92050 Paris La Défense (France).

Société anonyme with capital of €1,320,821,965

25, Avenue Kléber – 75116 Paris (France)

www.alstom.com

389 058 447 RCS PARIS

This document is a free translation of the original French version of the brochure for ALSTOM’s Ordinary and Extraordinary General Meeting, which is available upon request.

1	Agenda of the Shareholders’ Meeting	p. 5

2	Report of the Board of Directors	p. 6

3	Five-Year Summary (Statutory accounts)	p. 18

4	Statutory Accounts	p. 19

5	Auditors’ reports	p. 31

6	Information on Directors whose nomination is submitted to the Shareholders’ Meeting	p. 37

7	Text of the resolutions submitted to the Shareholders’ Meeting	p. 41

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

1

Agenda of the Shareholders’ Meeting

➢	DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	General Auditors’ report on the annual accounts for the fiscal year ending on 31 March 2004.

➢	General Auditors’ report on the consolidated accounts for the fiscal year ending on 31 March 2004.

➢	Approval of the non-consolidated accounts and operations for the fiscal year ending on 31 March 2004.

➢	Approval of the consolidated accounts and operations for the fiscal year ending on 31 March 2004.

➢	Appropriation of income.

➢	Special Auditors’ report on related party agreements.

➢	Renewal of the appointments of Messrs. Jean-Paul Béchat, Gérard Hauser and George Simpson as Directors.

➢	Appointment of Mr. Pascal Colombani as Director.

➢	Ratification of the transfer of the registered office.

➢	Authorisation to be given to the Board of Directors to trade the Company’s shares.

➢	Authorisation to be given to the Board of Directors to modify the terms of the subordinated bonds (titres subordonnés à durée déterminée, (“TSDD”) issued on 23 December 2003, maturing in 2018, subscribed by the French Republic.

➢	DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	Special Auditors’ reports.

➢	Decision not to liquidate the Company following the loss of half the share capital.

➢	Reduction in the share capital due to losses and implemented by a reduction in the nominal value of the shares, and related amendments to the By-laws.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by a maximum of 1.2 billion euros, issue premium included, by issuing new shares by allocating preferential subscription rights to existing shareholders, subject to the condition precedent that this Meeting adopt the twelfth, thirteenth, fifteenth and sixteenth resolutions.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by a maximum of 700 million euros, issue premium included, by issuing new shares with waiver of preferential subscription rights for existing shareholders, to a category made up of creditors, subject to this meeting adopting the twelfth, thirteenth, fourteenth and sixteenth resolutions.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by a maximum of 500 million euros, issue premium included, by issuing shares, with a waiver of preferential subscription rights for existing shareholders, to the French Republic and CFDI, subject to this meeting adopting the twelfth, thirteenth, fourteenth, and fifteenth resolutions.

➢	Authorisation to the Board of Directors to increase the Company’s share capital by issues reserved for members of a Company savings plan.

➢	Authorisation to the Board of Directors to grant stock options giving rights to subscribe to new shares or purchase existing shares in the Company.

➢	Amendment to the By-laws pursuant to Financial Security Law No. 2003-176 of 1 August 2003. Corresponding modifications to Articles 7, 9, 11, 12 and 14 of the By-laws.

➢	Amendment to Article 15 of the By-laws in accordance with Article 136 of the decree of 23 March 1967.

➢	Authorisation to implement the decisions by the General Shareholders’ Meeting and complete the formalities.

2

Report of the Board of Directors

The consolidated financial statements and the statutory accounts for the fiscal year ended 31 March 2004 together with the corresponding Notes, are included in ALSTOM’s Annual Report for the fiscal year 2004.

➢	REPORT OF THE BOARD OF DIRECTORS ON THE GROUP’S MANAGEMENT AND THE CONSOLIDATED FINANCIAL STATEMENTS

This report is included in ALSTOM’s Annual Report 2004 within the section “Management Discussion and Analysis on Consolidated Financial Statements as at 31 March 2004”.

➢	REPORT OF THE BOARD OF DIRECTORS ON THE ORDINARY PART OF THE GENERAL MEETING

➢	Comments on ALSTOM’s statutory accounts

ALSTOM is the holding company of the ALSTOM Group. ALSTOM’s investments consist exclusively of the shares of ALSTOM Holdings.

ALSTOM centralises a large part of the external financing of the Group and directs the funds to its subsidiary ALSTOM Holdings through loans and a current account. Fees from its indirect subsidiaries for the use of the ALSTOM name are ALSTOM’s main other source of revenue.

Income

ALSTOM’s net loss amounted to 1,341.1 million euros and comprised:

■	income of 68.5 million euros arising from fees for the right to use the ALSTOM name,

■	operating expenses of 77.3 million euros including 10.5 million euros costs related to operating charges around the refinancing package (extraordinary shareholders meeting, non affected fees …),

■	financial loss of 1,397.4 million euros including a provision of 1,400.0 million euros booked on ALSTOM Holdings’ loans,

■	exceptional profit of 28.5 million euros due to the sell of marks and patents of 32.4 million euros less a compensation of 3.9 million euros paid for an India unit sold to a third party, and

■	income tax credit of 36.6 million euros including the tax Group profit of 36.1 million euros.

Balance sheet

The balance sheet amounts to a total of 3,811.8 million euros, the main elements of which are as follows:

■	included in assets, ALSTOM Holdings’ investments gross value of 6,553.5 million euros had been totally depreciated. Advances to ALSTOM Holdings of 6,094.6 million euros have been depreciated for 2,420.2 million euros,

■	included in liabilities, a financial debt of 3,592.7 million euros including bonds with a principle amount of 650 million euros, various loans amounting 2,404.7 million euros and subordinated debts (French state) of 500 million euros,

■	included in liabilities, bonds reimbursable with shares of 152.2 millions euros.

A full explanation has been given in the note 22 to the consolidated accounts.

➢	Presentation of the resolutions

Approval of the annual non-consolidated and consolidated financial statements

First and second resolution

The shareholders will be asked in these resolutions to approve the transactions and statutory and consolidated financial statements for the year ended 31 March 2004 as presented to them.

Proposal for the appropriation of net income

Third resolution

Taking into account the loss for the fiscal year ended 31 March 2004 which amounts to €1,341,046,460.19 we propose the following appropriation in this resolution:

➢	up to €55,210,044.48 on the account “share premiums” which as a result amount to zero,

➢	up to €1,285,836,415.71 on the account “retained earnings” which as a result amount to €(1,289,913,214.56).

2	Report of the Board of Directors

As a result, no dividend will be paid to the shareholders for this fiscal year 2004.

During the three preceding fiscal years, the following dividends were distributed:

	Number of Shares	Dividend (€)	Tax credit (€)	Global amount (€)
2002/2003	281,660,523	—	—	—
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825

Related party agreements

Fourth resolution

After review of the special report prepared by the statutory auditors, the shareholders will be requested in this resolution to approve the conclusions of such report on the absence of agreements to which article L. 225-38 of the French Code de Commerce applies during the past fiscal year.

Board of Directors – Appointment of Directors

Fifth, sixth, seventh and eighth resolutions

The composition of the Board of Directors has changed during the fiscal year. We remind you that the General Meeting of 2 July 2003 ratified the cooptation of Mr. Gérard Hauser as a Director for the remaining term of Mr. Bilger’s mandate and that the General Meeting of 18 November 2003 approved the appointment of a new Director, Mr. James William Leng, for a four-year duration.

The mandates of Messrs Jean-Paul Béchat, Gérard Hauser and George Simpson will expire at the end of this Ordinary General Meeting, therefore the shareholders are requested in these fifth, sixth and seventh resolutions to approve the renewal of their mandates for a four-year duration until the end of the Shareholders’ Meeting which shall approve the accounts for the fiscal year 2008.

We also remind you that Sir William Purves and Mr. Klaus Esser resigned from their position as Director during past fiscal year, effective 28 July and 31 December 2003 respectively.

We propose to complete the number of members of the Board of Directors by appointing in the eighth resolution Dr. Pascal Colombani for a four-year duration until the end of the Ordinary Shareholders’ Meeting which shall approve the accounts for the fiscal year 2008.

Ratification of the transfer of the registered office

Ninth resolution

The Board of Directors held on 25 May 2004 decided to transfer the registered office of ALSTOM from 25 avenue Kléber, 75016 Paris to 3 avenue André Malraux, 92300 Levallois-Perret and that this decision should be effective on 31 December 2004 at the latest. Pursuant to applicable laws, the shareholders will be requested in this resolution to ratify this decision.

Acquisition by the Company of its own shares

Tenth resolution

The authorisation, which the General Meeting of 2 July 2003 gave to the Company to acquire its shares, was not used during the course of the past fiscal year.

In order to provide flexibility to the Company, it is proposed in this resolution to cancel this former authorisation that shall expire at the end of this General Meeting and to renew it for a period expiring on the date of the General Meeting that will approve the financial statements for the fiscal year beginning on 1 April 2004.

This authorisation will allow the Company to acquire its own shares not only for stabilisation purposes or to allow sale and purchase of shares depending on the market, but also to allocate such shares to employees and management of the Group (in particular through stock option plans), to retain the shares acquired and, if need be, to sell, transfer or exchange the shares acquired in the context of any financial transaction (including the exercise of rights attached to securities), as well as in the context of the general and financial management of its share capital and shareholders’ equity, in particular with regard to its financing requirements. The shares may also be cancelled pursuant to the fifteenth resolution of the General Meeting of 2 July 2003.

The purchase, sale, transfer or exchange of these shares may be effected on or off the market, at any time, including during any take-over bid, and by any means, including through block transfer or the use or exercise of any financial instruments, derivative products and, particularly, through optional

2	Report of the Board of Directors

transactions such as the purchase and sale of put and call options. These shares may also be transferred free of charge under the conditions specified by law, in particular articles L. 443-1 et seq. of the French Code du Travail.

The number of shares which may be purchased pursuant to the present authorisation cannot exceed 10% of the share capital as of 31 March 2004, i.e a theoretical maximum number of 105,665,757 shares.

We propose that the maximum purchase price of shares be fixed at €5 and that the minimum sale price be fixed at €1.

Authorisation to modify the terms of the fixed term subordinated bonds (“TSDD”) issued on 23 December 2003 to the benefit of the French Republic

Eleventh resolution

We remind you, that the TSDD have a fixed term of 15 years. In order to make the French Republic’s debt enforceable in advance to implement the financing package presented in this report on the resolutions proposed to the Extraordinary Shareholders’ Meeting, the eleventh resolution is asking you to approve the principle of changing the procedures for reimbursing the TSDD to allow this debt to be incorporated in the capital to pay up the subscription to a capital increase which would be subscribed by the French State, and to give all powers to the Board of Directors, with authorisation to delegate, to make the necessary modifications to the procedures for the TSDD in agreement with the French Republic.

➢	Additional information

Details of shareholdings taken during the fiscal year 2004

In April 2003, we acquired from Spie 100% of the share capital of Innorail, the company which has developed the Bordeaux tramway technology, through our subsidiary ALSTOM Transport SA.

Details of direct or indirect shareholdings sold during the fiscal year 2004

In April 2003, we sold to a subsidiary of Siemens AG our small gas turbines business in April 2003 and our medium-sized gas turbines and industrial steam turbines businesses in August 2003.

In January 2004, we sold our Transmission & Distribution activity to Areva.

In March 2004, we sold 95% of our shareholding in ALSTOM Power Chaudières Industrielles, through ALSTOM Power Centrale, within the framework of a leverage buy out transaction by employees in cooperation with financial partners.

Share capital, increase in the share capital and shareholders

As of 31 March 2004, ALSTOM’s share capital amounts to €1,320,821,965 consisting of 1,056,657,572 shares, nominal value €1.25 per share, which are all of the same class and fully paid.

The evolution of the share capital during the past fiscal year, which amounted to €1,689,963,138 as of 31 March 2003 is tied to the operations mentioned below.

The Ordinary and Extraordinary General Meeting of 2 July 2003 approved a share capital decrease motivated by losses, from €1,689,963,138 to €352,075,653.75 realised by reduction of the nominal value of the actions from €6 to €1.25.

Within the framework of the implementation of the financing agreement with the banks and the Republic of France signed in September 2003, the Chairman and Chief Executive Officer, using the powers delegated to him by the Board of Directors acting pursuant to the authorisation given by the General Meeting of 18 November 2003, decided on 18 November 2003:

■	to increase the share capital by an amount of €299,916,291.25 through the issue of 239,933,033 shares, at an issue price of €1.25 per share which subscription has been reserved to certain financial institutions and completed on 20 November 2003,

■	to allocate, free of charge, to all the Company’s shareholders, warrants giving right to purchase the 239,933,033 shares subscribed by the financial institutions, and

2	Report of the Board of Directors

■	to issue subordinated bonds reimbursable into shares with maintenance of the preferential subscription rights for an amount of €901,313,660.80 which may lead to the issue of a maximum of 643,795,472 new shares (before adjustments). This bonds issue has been completed on 23 December 2003.

As of 31 March 2004, 535,064,016 subordinated bonds reimbursable have been reimbursed in shares representing 83.11% of the issue and resulted in the creation of 535,064,016 new shares.

To our knowledge and based upon the notices received (excluding notifications received from global custodians), the shareholders who as of 31 March 2004 had a direct or indirect shareholding and voting rights which exceeded 0.5% are the following:

	31 March 2004
	Shares	% of share capital and voting rights
Natexis Bleichroeder	19,194,642	1.81%
Caisse des Dépôts et Consignations	15,516,886	1.46%
CIC	13,916,815	1.31%
Deutsche Bank Group	13,634,596	1.29%
Société Générale Group	11,640,278	1.10%
Crédit Agricole Group	10,358,905	0.98%
Employees (1)	4,746,207	0.49%
Public	967,649,243	91.56%
Total	1,056,657,572	100%

(1)	Shares held by employees and former employees of the ALSTOM Group.

Neither the Company nor its controlled subsidiaries hold any of the Company’s shares.

As of 31 March 2004, Company employees and former employees held 4,746,207 shares representing approximately 0.5% of the share capital.

Issuance of bonds

We remind you that the General Meeting held on 24 July 2001 authorised the Board of Directors, for a period of five years from the date thereof, with the power to subdelegate to the Chairman and Chief Executive Officer, to issue, on one or several occasions, in France and/or abroad, bonds or all other financial instruments representing debt for an aggregate principal amount of 2.5 billion euros. This authorisation has not been used up to date.

Within the framework of the implementation of the financing agreement with the banks and the Republic of France signed in September 2003, the Chairman and Chief Executive Officer, using the powers delegated to him by the Board of Directors acting pursuant to the authorisation given by the General Meeting of 18 November 2003 also, decided on 18 November 2003, the following two issues which subscription has been reserved to the Republic of France :

■	issue of subordinated bonds with a fixed duration for a nominal amount of 200 million euros (“TSDD”), and

■	issue of subordinated bonds for a nominal amount of 300 million euros (“TSDD RA”) with a fixed duration automatically reimbursable into shares of the company if the European Commission approve the reimbursement into shares, under the ratio of one share for each bond.

Other directorships and positions held during fiscal year 2004 by members of the Board of Directors as of 25 May 2004

■	Patrick Kron

Chairman & Chief Executive Officer

Other directorships and positions:

As of 5 May 2003, Mr. Patrick Kron is Member of the Supervisory Board of Imerys. He is also Director of ALSTOM UK Holdings Ltd and of ALSTOM Ltd.

■	Jean-Paul Béchat

Director

Other directorships and positions:

Jean-Paul Béchat is Chairman & Chief Executive Officer of Snecma. He is a member of the Board of Directors of Messier-Dowty International Ltd. and SOGEPA. He has been appointed by the French government as a member of

2	Report of the Board of Directors

the “General Council for Armaments”. He is also a member of AECMA Council. He was a Director of Natexis Banques Populaires until February 2004.

■	Candace Beinecke

Director

Other directorships and positions:

Candace Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as Chairperson of the Board of Arnhold & S. Bleichroeder Advisors First Eagle Funds, Inc., a public mutual fund family. She also serves as Director of the Partnership for New York City.

■	Georges Chodron de Courcel

Director

Other directorships and positions:

Georges Chodron de Courcel is Chief Operating Officer of BNP Paribas. He is Director of Bouygues and Nexans, a non-voting Director of Scor and of Scor Vie and a member of the Supervisory Board of Lagardère.

He has been also a Director of BNP Paribas Canada (Canada) and of BNP Paribas UK Holdings Limited (United Kingdom) during fiscal year 2004.

■	James B. Cronin

Director

Other directorships and positions:

Mr. James B. Cronin is a Director of ALSTOM SA (Proprietary) Limited. He was Director of AWG plc until 31 July 2003.

■	Gérard Hauser

Director

Other directorships and positions:

Gérard Hauser is Chairman & Chief Executive Officer of Nexans. He is member of the Board of Directors of Aplix, Electro Banque and Faurecia. He has been a Director of Liban Cables up to September 2003 and a member of the Supervisory Board of Alcatel Deutschland GmbH up to June 2003.

■	James William Leng

Director

Other directorships and positions:

James William Leng is Chairman of Corus Group plc and of Laporte Group Pension Trustees Ltd, non Executive Director of Pilkington plc, IMI plc, Lennox Managements Limited, and of Hanson plc from 1 June 2004. He is also a Governor of the National Institute of Economic and Social Research and a Fellow of the Institute of Marketing. He was Chairman of Doncasters Group Limited until 9 June 2003 and non Executive Director of JP Morgan Fleming Mid Cap Investment Trust plc up to 30 April 2004.

■	George Simpson

Director

Other directorships and positions:

Lord Simpson is a Director of Triumph Inc. He is a Fellow of the Chartered Institute of Certified Accountants and an Industrial Professor at Warwick University as well as being a Fellow of both the London Business School and Abertay University. He was a Director of Nestlé S.A. until April 2004.

2	Report of the Board of Directors

Compensation and benefits paid to executive and non executive Directors during fiscal year 2004

All compensations and benefits of any kind paid during fiscal year 2004 to executive and non executive Directors (“mandataires sociaux”) by the Company or by any company controlled by the Company as defined under article L.233-16 of the French Code de Commerce, are mentioned in the table hereunder (1) :

	Amounts paid during fiscal year 2004
In euros Current « mandataires sociaux »	Gross compensation and benefit of any kind	Directors’ fees
Patrick Kron (2)	986,412.53	53,584.00
Jean-Paul Béchat	—	52,740.50
Candace Beinecke	—	52,469.50
Georges Chodron de Courcel	—	38,584.00
James B. Cronin	—	51,626.00
Gérard Hauser (3)	—	21,355.00
James W. Leng (4)	—	—
Lord Simpson	—	47,469.50
“Mandataires sociaux” who resigned during the fiscal year
Sir William Purves (5)	—	47,208.67
Dr. Klaus Esser (6)	—	57,876.00

(1)	This table does not include either compensation or Directors’ fees in respect of fiscal year 2004 paid during the following fiscal year but includes compensation and Directors’ fees in respect of fiscal year 2003 paid during fiscal year 2004.

(2)	Chief Executive Officer from 1 January 2003, member of the Audit Committee until 7 January 2003, and Chairman and Chief Executive Officer from 11 March 2003.

(3)	Director from 11 March 2003.

(4)	Director and Chairman of the Nominations and Remuneration Committee from 18 November 2003.

(5)	Resignation effective as of 28 July 2003.

(6)	Resignation effective as of 31 December 2003.

Environmental and social information

Information given pursuant to article L 225-102-1 of the Code de Commerce:

ALSTOM, the parent company of the ALSTOM Group, has no employees and no industrial or commercial activity.

Fundamental Conventions of the International Labour Organisation. ALSTOM seeks to ensure compliance by its French and overseas subsidiaries of the fundamental Conventions of the International Labour Organisation, understood as:

•	equal opportunities and non-discrimination in the workplace (conventions 110 and 111),

•	freedom of association – freedom to form unions or to adhere to unions and freedom to bargain collectively with employers (conventions 97 and 98),

•	child labour – ban on employment of children under 15 years of age and under 18 years of age for ‘high risk’ jobs (conventions 138 and 182),

•	forced labour – ban on use of forced labour, slavery and use of imprisoned workers (conventions 29 and 105).

Our ‘Code of Ethics’ is incorporated in the collection of the Group’s policies and instructions (known as the e-Book) which is available through the Group’s Intranet to all employees world-wide.

The ‘Code of Ethics’ stipulates that all employees must comply with the laws, regulations and requirements relating to their job, location and environment and must avoid activities which would involve ALSTOM in any unlawful practice. Compliance with the policies and instructions contained in the e-Book is obligatory. An internal audit team routinely checks our Units throughout the world for compliance with the Corporate Instructions contained therein.

We believe therefore that in almost all countries in which the Group operates, the countries’ labour law complies with fundamental ILO conventions, and that we respect these laws. In addition, the ‘e-Book’ stipulates a policy of equal opportunity and non-discrimination in the workplace. We do not believe that any of our operations employ child or forced labour of any kind. However, some of the Group’s operations may be run under jurisdictions which do not respect all ILO

2	Report of the Board of Directors

conventions, such as freedom of association (conventions 97 and 98). So far, we have not introduced measures to ensure systematic monitoring of our suppliers’ compliance with the fundamental ILO conventions listed above.

Impact of foreign subsidiaries operations on regional development and local populations. Our foreign subsidiaries take into account the impact of their operations on regional development and local populations principally through observance of the Group’s environmental health and safety policy, which is monitored on a site by site basis. Impact on regional development in terms of employment is monitored and reported by our human resources network.

Foreign subsidiaries’ environmental objectives. With respect to environmental objectives assigned to our foreign subsidiaries, all sites in principle monitor and measure performance on a wide range of such issues. Our Environment, Health and Safety (EHS) function has elaborated a ‘road-map’ methodology which is used by external auditors to grade each site in terms of its performance. Our environmental management plan requires that each site measure its water, raw material and energy consumption and waste production. We assign target improvements in each of these areas as necessary.

We do not assign explicit objectives in respect of biological stability, natural environments or protected species of animals and wildlife, though some of our sites are involved in local initiatives to preserve local wildlife.

We do not assign objectives in respect of environmental certification. Our internal ‘road-map’ methodology is based on a management system approach, linked to performance, each site complying with ALSTOM criteria being able to require and obtain certification if it is necessary for its activity.

This fiscal year we completed our technical assessment of the historic and actual environmental impact of ALSTOM’s main manufacturing sites and introduced corresponding action plans which will be formally reviewed by each Sector to ensure strict follow up on progress.

In most of the jurisdictions in which we operate our industrial activities are subject to operating permits, licenses or/and authorisations and most must comply with these permits, licenses or authorisations and are subject to regular administrative inspections. Through our internal methodology, which is externally audited, we control each site’s compliance in this respect, including operating units of our foreign subsidiaries.

We do not currently consolidate our expenditure on environmental impact prevention, but we believe that all our sites have adequate environmental management systems in place. Each site employs an environmental, health and safety manager responsible for allocating resources to the reduction of environmental risk and for reporting on and managing environmentally-damaging accidents, should such accidents arise. These environmental health and safety managers are trained on a regular basis, as are the Group’s Unit Managing Directors.

➢	REPORT OF THE BOARD OF DIRECTORS ON THE EXTRAORDINARY PART OF THE GENERAL MEETING

➢	Presentation of the resolutions proposed to the Extraordinary Shareholders’ Meeting

➢	Decisions following the loss for the fiscal year ended on 31 March 2004

Twelfth and thirteenth resolutions

As a result of the loss of €1,341,046,460.19 recorded in the statutory accounts for fiscal year ending 31 March 2004, the shareholders’ equity amounts to less than half the share capital, and you are therefore asked in the twelfth resolution, pursuant to the provisions of the French Code of Commerce, not to approve the early liquidation of the Company.

Following the appropriation of the loss for the fiscal year set forth in the third resolution, which resulted in a significantly negative balance carried forward, you are now being asked in the thirteenth resolution to reduce the share capital from €1,320,821,965.00 to €369,830,150.20 to offset a portion of the latter amount, and to implement this share capital reduction by reducing the nominal value of each share from €1.25 to €0.35.

The amount of the capital reduction may be adjusted at the meeting to take into account, if necessary, the repayment of shares, on the one hand, of fixed term subordinated bonds

2	Report of the Board of Directors

(“TSDD RA”) which would occur automatically following the decision of the European Commission approving their repayment in shares and would result in a share capital increase of 300 million euros. The amount may also be adjusted to take into account the repayment in shares of the subordinated bonds repayable in shares (“ORA”). In the event all of the TSDD RAs and ORAs are reimbursed by shares, the amount of the capital would be €1,756,736,285 prior to capital reduction and

€491,886,159.80 following capital reduction.

➢	New financial authorisations

Fourteenth, fifteenth and sixteenth resolutions

We remind you that the resolutions approved by the Extraordinary General Shareholders’ Meeting held on 18 November 2003, to implement the refinancing agreement signed with the banks and the French Republic on 20 September 2003, have been used, namely:

■	authorisation to increase the share capital reserved for certain financial institutions and to allocate free stock options to shareholders, giving them the right to purchase the Company shares subscribed by these financial institutions,

■	authorisation to issue subordinated bonds, reimbursable by shares, retaining the shareholders’ preferential right of subscription (“ORA”),

■	authorisation to issue fifteen-year fixed term subordinated bonds (“TSDD”) to be subscribed by the French Republic;

■	authorisation to issue twenty-year fixed term subordinated bonds reimbursable by shares (“TSDD RA”) to be subscribed by the French Republic, entitling the French Republic to have a stake in the Company, if a favorable decision is rendered by the European Commission.

The European Commission has opened a formal investigation to determine whether the financing package contains elements constituting state assistance incompatible with the Common Market, and its decision should be made at the end of June 2004. If the Commission concludes that it does not contain elements constituting state assistance incompatible with the Common Market, the Commission will authorise the reimbursement of the TSDD RAs held by the French Republic by shares.

After reimbursement of all TSDD RAs with shares, the French Republic would own approximately 18.5% of the share capital based on the amount of capital on 31 March 2004, and approximately 17% of the share capital if all the ORAs are converted into shares.

In this case, the French Republic would be represented on the Board of Directors of the Company pursuant to applicable laws and regulations.

The acceleration of the industrial restructuring measures and the upswing in orders have led to open discussions between the Company, the banks and the French Republic for the purpose of modifying the initial agreement on financing presented to the European Commission, which is currently being negotiated.

The European Commission should reach a decision on the amended initial financing package being discussed before the end of June 2004 and its approval is a prior condition necessary for the implementation of the amended refinancing plan which aims to set up a new program to issue guarantees required for the Group’s business activities, strengthen its equity capital and reduce the Company’s debt.

On the basis of the negociations as of today, the refinancing plan as amended, would consist of:

■	setting up an extended program to issue guarantees for at most 8 billion euros, that would benefit from a guarantee for a total maximum amount of 2 billion euros including a collateral security issued by the Company for 700 million euros, and guarantees from a financial institution guaranteed by the French Republic, and from a group of banks; the Company’s collateral would be financed by the capital increase described below,

■	a capital increase for a total amount, issue premium included, of 2.2 billion euros, consisting of:

•	a capital increase by a share issue for a maximum amount of 1.2 billion euros, including issue premium, retaining the shareholders’ preferential subscription rights, in which the French Republic would participate by exercising, on an irreducible basis, all of its preferential subscription rights resulting from the reimbursement in shares of its TSDD RAs, up to a limit of 18.5% of 1 billion euros (percentage calculated based on the capital as of 31 March 2004),

2	Report of the Board of Directors

•	a capital increase for a maximum of 500 million euros, including issue premium, that would be reserved for the French Republic and the CFDI, payable by offsetting the Company’s debts—under the TSDD for the French Republic, and under the fixed term subordinated loan dated 30 September 2003 (PSDD) for the CFDI,

•	a capital increase for a total of 700 million euros, including issue premium, that would be reserved for creditors other than the CFDI in respect of the revolving syndicated credit dated 3 August 2001 (the “Syndicated Credit”), the loan dated 18 August 2000, and the PSDD, payable by offsetting all or part of the Company’s debts under the terms of these agreements.

The French Republic’s participation in these operations is subject to the approval of the European Commission and the French Republic’s stake in the Company’s share capital following the implementation of this plan would at no time exceed 31.5% of the Company’s share capital and voting rights.

Notification of the decision by the European Commission on this plan which terms and conditions are currently being negotiated, is expected for the end of June 2004.

On this basis, and subject to the approval by the European Commission, we submit to your approval resolutions which would allow the implementation of the plan by authorising the Board of Directors to make use of the authorisations set forth in the fourteenth, fifteenth and sixteenth resolutions, as soon as possible after the Shareholders’ Meeting, subject to market conditions.

Implementation of this plan (with the exception of the capital increase with preferential subscription rights) is also subject to obtaining the necessary approval from the lenders for the financial commitments described above.

These three resolutions constitute an indissociable whole.

Fourteenth resolution

The fourteenth resolution therefore asks you to authorise the Board of Directors, for a period of one year from the General Shareholders’ Meeting, to issue shares in the Company, retaining the shareholders’ preferential subscription rights, up to the limit of a maximum capital increase of 1.2 billion euros, including the issue premium.

The subscription price will be set when the decision is taken to go ahead with the issue and will include a discount on the market price, set according to market practices.

This authorisation is subject to the condition precedent that the Board adopts the twelfth (pursuing the business activity), thirteenth (reducing the capital by reducing the nominal value), fifteenth (capital increase reserved to lenders other than the French Republic and the CFDI, presented below) and the sixteenth (capital increase reserved to the French Republic and the CFDI, presented below) resolutions.

Fifteenth and sixteenth resolutions

The next two resolutions ask you to authorise operations allowing a portion of the Company’s medium and long term debts resulting from the implementation of the financing agreement drawn up in September 2003 and the revolving syndicated credit of August 2001 to be converted into Company shares to strengthen shareholder equity and reduce the Company’s debt.

The total capital increase—including issue premium—that may result from these two resolutions would be 1.2 billion euros, it being understood that the total amount of capital increases that would result from the fourteenth, fifteenth and sixteenth resolutions could not be in excess of 2.2 billion euros issue premium included. Moreover, if the amount of the capital increase that would result from the fourteenth resolution would exceed 1 billion euros, issue premium included, the maximum amount of the capital increases, issue premium included, that may result from the use of the fifteenth and sixteenth resolutions would be reduced accordingly.

Therefore the fifteenth resolution asks you to authorise the Board of Directors for a period of one year from the date of the General Shareholders’ Meeting, to issue shares in the Company up to a maximum nominal amount of 700 million euros, including the issue premium, which could lead to the issue of a maximum number of 2 billion shares with a nominal value of €0.35 each, after reduction of the nominal value pursuant to the thirteenth resolution, and to waive the shareholders’ preferential subscription rights for the benefit of the category of persons made up of lenders (apart from CFDI)

2	Report of the Board of Directors

(the “Lenders”) for (i) the subordinated credit agreement for €1,563,399,105, entered into on 30 September 2003; (ii) the Multicurrency Revolving Credit Agreement dated 3 August 2001, and (iii) the 200 million euros credit facility dated 18 August 2000, whose receivable(s) pursuant to one or other of the agreements will be enforceable early.

The shares may only be paid up by being offset against the Company’s debts pursuant to these credit agreements as long as they are certain, payable and due on the day planned for subscribing to the capital increase, which will be the subject of a statement of account certified as accurate by the Statutory Auditors.

The early maturity of the junior loans and converting them into Company shares are conditional upon obtaining the prior consent of the lenders who hold the senior loans under the conditions set forth in these agreements.

The total number of the shares actually issued pursuant to this resolution will result from the issue price to be set by the Board of Directors.

The issue price of the shares issued pursuant to this resolution would be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and would be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the sixteenth resolution.

This authorisation is subject to the condition precedent that the Board adopts the twelfth (pursuing the business activity), thirteenth (reducing the capital by reducing the nominal value), fourteenth (increasing capital with preferential subscription rights) and the sixteenth (capital increase reserved to the French Republic and the CFDI, presented below) resolutions.

The sixteenth resolution asks you to authorise the Board of Directors, for a period of one year from the date of the General Shareholders’ Meeting, to issue shares in the Company up to a total maximum amount of 500 million euros, including the issue premium, which could lead to the issue of a maximum number of 1,428,571,428 shares with a nominal value of €0.35 each, after reduction of the nominal value pursuant to the thirteenth resolution, and to eliminate the shareholders’ preferential right, to the benefit of:

■	the French Republic in its capacity as holder of fixed term subordinated bonds for a maximum total amount of 200 million euros, including the issue premium, which could lead to the issue of a maximum number of 571,428,571 shares with a nominal value of €0.35 each, which it subscribed in December 2003 (the “TSDD”),

■	the CFDI, for a maximum total amount of 300 million euros, including the issue premium, which could lead to the issue of a maximum number of 857,142,857 shares with a nominal value of €0.35 each, for the subordinated loan signed with the Company for €1,563,399,105 (the “PSDD”) on 30 September 2003.

It is stipulated that the shares that would be subscribed by the CFDI pursuant to this authorisation would be transferable, upon their subscription, to the French Republic.

The total number of the shares actually issued pursuant to this resolution will be a result of the issue price set by the Board of Directors.

The issue price for the shares issued pursuant to this resolution would be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and would be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the fifteenth resolution.

These shares may only be paid up by being offset against the Company’s debt to the French Republic under the TSDD, and to the CFDI under the PSDD, if these debts would be due on the day set for subscribing to the share capital increase, which would be the subject of a statement of account certified as accurate by the Statutory Auditors.

It should be noted that these TSDD have a fixed term of 15 years, and that the PSDD has a fixed term of 20 years.

2	Report of the Board of Directors

To make the Company’s debt to the French Republic due in advance, the eleventh resolution is asking you to approve the principle of changing the procedures for reimbursing the TSDDs to allow this debt to be incorporated in the capital, and to give all powers to the Board of Directors, with authorisation to delegate, to make the necessary modifications to the procedures for the TSDD in agreement with the French Republic.

The early maturity of the TSDDs and the PSDDs and their conversion into Company capital is conditional upon prior approval, by the European Commission, and also by the Company’s creditors who are party to the agreements referred to in the fifteenth resolution above, pursuant to the conditions set forth in these agreements.

We remind you, moreover, that if the French Republic and the CFDI were shareholders of the Company, they could not take part in the vote of this resolution.

This authorisation is subject to the condition precedent that the Board adopts the twelfth (pursuing the business activity), thirteenth (reducing the capital by reducing the nominal value), fourteenth (increasing capital with preferential subscription right), and the fifteenth (increasing capital reserved to lenders other than the French Republic and the CFDI) resolutions.

You are being asked to give full powers to the Board of Directors, with the right to subdelegate under the conditions set by law, and up to the limits set out above, to implement these authorisations, and in particular, to set the issue price of the shares, which will be identical for the fifteenth and sixteenth resolutions, to establish the statement of account provided for in Article D 166 of decree No. 67-236 of 23 March 1967, to pay up the subscription to the capital increases by offsetting them against certain, payable and due debts, and to establish for the fifteenth resolution the list of beneficiaries that will subscribe to the capital increase and the amount to be subscribed by each of them.

When the Board of Directors decides to use these authorisations, in accordance with the provisions of Article 155-2 of the decree of 23 March 1967, the final conditions for the operations, as well as their effect on the shareholder’s position and the stock price, will be the subject of additional reports by the Board of Directors and the Statutory Auditors.

➢	Renewing financial authorisations

Seventeenth and eighteenth resolutions

Pursuant to legal requirements, the proposals for the capital increase made to you in the preceding resolutions mean we are also asking you in the seventeenth resolution to renew the authorisation for capital increases reserved for group employees entrusted to the Board by the eighth resolution of the Ordinary and Extraordinary Shareholders’ Meeting held on 18 November 2003, even though this has not been used and is still in force.

Therefore the seventeenth resolution asks you to cancel the earlier resolution, and replace it by authorising your Board, for 26 months, to increase the capital by issuing shares or other securities giving access to the capital up to a nominal amount of €66,040,000 (excluding adjustments), reserved for the members of a savings plan for the employees of the Company and its subsidiaries, who may subscribe to it, in accordance with applicable regulations, directly or indirectly through a mutual fund. For the benefit of these members, we are asking you to waive the shareholders’ preferential rights to subscribe to the shares and securities giving access to the capital, which may be issued based on this authorisation.

The subscription price of the shares issued, in accordance with current regulations, may not be lower than 20% of the average listed price in the twenty trading days preceding the day the decision is made setting the subscription opening date, nor higher than this average. The free allocation of shares or other securities giving access to the Company’s capital may also be offered.

In the event your Board decides to use this authorisation in accordance with the provisions of Article 155-2 of the decree of 23 March 1967, the final conditions for the operations, as well as their effect on the shareholders’ situation and the stock price, would be the subject of additional reports by the Board of Directors and the Statutory Auditors.

The eighteenth resolution is asking you to cancel the unused amount of the authorisation granted by the General Shareholders’ Meeting of 24 July 2001, which will expire at the end of September 2004, and renew it by authorising your Board, for 38 months, to allocate to those members which it designates from amongst the employees and corporate officers of the Company and companies or economic interest

2	Report of the Board of Directors

groupings associated with it, pursuant to the terms of Article L. 225-180 of the Commercial Code, options to subscribe or purchase shares in the Company up to a total number of options granted pursuant to this authorisation, which may not give the right to subscribe or purchase a number of shares exceeding 5% of the share capital at the date the options are allocated, taking into account the options already allocated pursuant to this authorisation which may be but have not yet been exercised.

The subscription or purchase price of the shares may not be less than the average of the opening prices listed during the twenty trading days preceding the day on which the options are granted. Furthermore, the purchase price of existing shares may not be less than the average price at which the shares were purchased by the Company.

➢	Amendments to the By-Laws

Nineteenth and twentieth resolutions

We ask you to approve the nineteenth resolution to bring the By-Laws into compliance with Financial Security Law No. 2003-706 of 1 August 2003. Pursuant to the new provisions in the law, changes have been made to the period of time, reduce to five days, granted to inform the Company if statutory thresholds have been exceeded, and there are new rules on exceeding the maximum number of Directors, on Directors’ information, the authority of the Chairman of the Board of Directors, the conditions for reappointing the statutory auditors, and their attendance at meetings of the Board of Directors.

The twentieth resolution is asking you to amend Article 15 of the By-Laws, to comply with the provisions of Art. 136 of the decree of 23 March 1967, as amended by Art. 38-II of the decree of 3 May 2002, on deadlines for shareholders to send in documents canceling their votes or changing the number of votes.

Finally, the twenty-first and last resolution asks you to grant full powers to allow legal decisions by the General Shareholders’ Meeting to be implemented and the necessary formalities completed.

The Board of Directors.

3

Five-year Summary

(Statutory accounts)

This table is attached to the Board of Directors’ report.

	31 March 2000	31 March 2001	31 March 2002	31 March 2003	31 March 2004
1. Capital at year end
a) Share capital (in € thousands)	1,282,190	1,292,325	1,292,325	1,689,963	1,320,822

b) Number of outstanding issued shares	213,698,403	215387,459	215,387,459	281,660,523	1,056,657,572

2. Operations and income for the year (in € million)
a) Dividend received	158.0	110.1	0.3	—	—

b) Income before tax, profit sharing, depreciation and provisions	166.4	106.2	59.4	79.1	70.3
c) Income tax	50.2	33.2	36.9	26.8	36.6

d) French legal profit sharing	—	—	—	—	—
e) Net income after tax, profit sharing, depreciation and provisions	215.2	158.7	90.8	(7,474.1)	(1,341.1)
f) Dividends	117.5	118.5	—	—	—
3. Earnings per share (in €)
a) Net earning after tax, profit sharing, but before depreciation and provisions	1.01	0.65	0.45	0.38	0.10
b) Net earning after tax, profit sharing, depreciation and provisions	1.01	0.74	0.42	(26.54)	(1.27)
c) Net dividend per share	0.55	0.55	—	—	—

4. Personnel
a) Number of personnel employed during the year	—	—	—	—	—
b) Amount of gross wages and salaries for the year (in € thousands)	—	—	—	155	661
c) Amount of social charges for the year (Social security and other welfare benefits) (in € thousands )	—	—	—	52	198

4

Statutory accounts

INCOME STATEMENT

	Year ended 31 March
	Note	2002	2003	2004
		(in € million)
TOTAL SALES		—	—	—
Release of provisions and depreciation		—	—	—
Other operating income		94.4	92.1	68.5

Total Operating Income (I)		94.4	92.1	68.5
Other supplies purchased and external expenses		39.6	29.1	73.9
Taxes and duties		0.7	0.4	0.4
Depreciation and Provisions for risks and charges		1.9	—	2.6
Other operating expenses		0.3	0.4	0.4

Total Operating Expenses (II)		42.5	29.9	77.3
OPERATING INCOME (I - II)		51.9	62.2	(8.8)
Dividends received		155.6	—	—
Other interest income and related income		88.0	229.7	330.0
Foreign exchange gains		—	—	0.1

Total Financial Income (III)		243.6	229.7	330.1
Depreciation and provisions		3.5	7,580.0	1,445.3
Interest expenses and related expenses		238.2	212.8	282.1
Foreign exchange losses		—	—	0.1

Total Financial Expenses (IV)		241.7	7,792.8	1,727.5
Financial Income (III - IV)		1.9	(7,563.1)	(1,397.4)
OPERATING INCOME AFTER FINANCING (I - II + III - IV)	(1)	53.8	(7,500.9)	(1,406.2)
NON RECURRING INCOME (V)	(2)	0.1	—	28.5
Current income tax (VI)	(3)	(36.9)	(26.8)	(36.6)
Total Income (I + III + V)		338.1	321.8	427.1
Total Expenses (II + IV + VI)		247.3	(7,795.9)	(1,768.2)

NET RESULT		90.8	(7,474.1)	(1,341.1)

4	Statutory accounts

BALANCE SHEET

ASSETS

	Net value at 31 March
	Note	2002	2003	2004
	(In € million)
FIXED ASSETS
Intangible fixed assets	(1)	1.7	1.7	7.2
Financial assets	(2)
Investments (Net)		6,553.5	0.0	0.0
Advanced to subsidiary (Net)		4,623.9	4,847.9	3,674.4

Total Fixed Assets (I)		11,179.1	4,849.6	3,681.6
CURRENT ASSETS
Other receivables	(3)	658.5	11.8	50.2
Cash	(4)	77.7	6.6	—
Prepaid expenses	(5)	12.2	27.4	80.0

Total Current Assets (II)		748.4	45.8	130.2

TOTAL ASSETS (I + II)		11,927.5	4,895.4	3,811.8

4	Statutory accounts

BALANCE SHEET

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

	Net value at 31 March
	Note	2002	2003	2004
	(In € million)
SHAREHOLDERS’ EQUITY
Share capital	(6)	1,292.3	1,690.0	1,320.8
Capital surplus		5,530.4	5,747.2	55.2
Reserves
Legal reserves		130.3	130.3	—
Non distributable reserves		20.9	20.9	—
Retained earnings		142.9	233.7	(4.0)
Net result for the current year		90.8	(7,474.1)	(1,341.1)
Interim dividend		—	—	—
Net shareholders’ equity (I)		7,207.6	348.0	30.9

OTHER SHAREHOLDERS EQUITY
Bonds reimbursable with shares	(7)	—	—	153.2
Undated subordinated notes	(8)	250.0	—	—

Total other shareholders’ equity (II)		250.0	—	153.2

PROVISIONS for RISKS and CHARGES
Provision for risks		1.9	1.9	1.9
Total Provision (III)		1.9	1.9	1.9

LIABILITIES	(9)(10)
Bonds issued		1,226.8	1,226.8	672.1
Borrowings		2,187.1	3,204.8	2,920.6
Other financial debt		1,001.5	85.1	—
Trade payables		10.4	21.0	32.6
Tax, social security debts		40.4	7.6	0.5
Other payables and accrued expenses		1.8	0.2	—

Total liabilities (IV)		4,468.0	4,545.5	3,625.8

TOTAL SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES (I + II + III + IV)		11,927.5	4,895.4	3,811.8

4	Statutory accounts

NOTES TO THE FINANCIAL STATEMENTS

➢	Note 1 – Basis of preparation

ALSTOM (the Company) is a “société anonyme” organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Company, in preparing the financial statements has taken into account the matters set out hereafter:

■	the Financing Package negotiated in September 2003 resulted in a new set of financial covenants which are set out in Note 9.

As at 31 March 2004, the Group would have failed to comply with those covenants related to “consolidated net worth” and “EBITDA”.

Accordingly, the Group obtained agreement from its lenders to suspend the covenants it had previously negotiated until 30 September 2004,

■	the Group obtained bonding and guarantee facilities as a result of the Financing Package agreed in September 2003 of 3,500 million euros, of which 65% was guaranteed by the Republic of France. This facility was sufficient to meet approximately one year of orders and is now expected to be used during the summer 2004. The Group has entered into discussions with certain of its main banks to secure access to contract bonding and guarantee facilities,

■	the approval of the European Commission for the Financing Package announced on 22 September 2003 remains outstanding.

Having considered the matters set out above, the Company has concluded the applicability of the fundamental accounting principles, including the going concern, cut-off between accounting periods and consistency of accounting principle is the appropriate basis of preparation for these financial statements on the assumption that it will be able to:

■	secure contract bonding and guarantee facilities to meet its normal business activity,

■	successfully negotiate new covenants with its lenders,

■	obtain all necessary approvals from the European Commission,

■	generate operating income and cash flow sufficient to respect covenants or waivers being granted, thus ensuring continued availability of debt financing.

➢	Note 2 – Summary of accounting policies

a) Summary of accounting policies

The accounts as of 31 March 2004 have been prepared in accordance with the provisions of the French Law dated 30 April 1983, pursuant to French decree dated 29 November 1983 and of the French General Accounting Rules 1999 as described by French CRC regulation 99-03 dated 21 September 1999.

b) Investments and advances

Investments are recorded at direct acquisition cost. Any additional costs are recorded as expenses to be amortised over a five-year period.

When the valuation of the investment and advances is lower than the book value, a provision is recorded to cover the difference. The year end valuation is made on the basis of current use value defined as the value of the investment to the Company employing a number of valuation methods, including return on assets, fair value and other methods, as appropriate.

c) Capital increase

Share capital is recorded at the nominal share price. If a difference exists with the effective cash received this difference is recorded in Capital surplus line (shares premium minus costs). In the case of no share premium exists, costs are recorded as intangible fixed assets which are amortised over a period of five years.

d) Borrowings

Borrowings are recorded at the nominal value. Borrowings costs are recorded as expenses to be amortised over the duration of the borrowings (five years maximum).

e) Exchange operations

There were no specific foreign exchange operations during fiscal year 2003-2004 other than in the ordinary course of business.

4	Statutory accounts

f) Financial instrument

Financial instruments (swaps) are used to cover interest rate risks on bonds and other long-term debt.

g) Tax consolidation

The Company is the leader of the French Tax group in France, and any tax savings are recorded in its books.

➢	Note 3 – Main events

The share capital has been increased during the period (see Note 6 to the Balance Sheet) after it had been reduced according the Extraordinary Shareholders’ Meeting held on the 2 July 2003 motivated by losses during the fiscal year 2002/2003.

Advances to ALSTOM Holdings have been depreciated during this year by 1,400 million euros reflecting the modification of the Group valuation according to its consolidated shareholders equity.

NOTES TO THE BALANCE SHEET

➢	Note 1 – Intangible fixed assets

Intangible fixed assets include costs related to the capital increase done at the nominal share price. These costs are amortised over a duration of five years. Amortisation is recorded at operating level.

Gross amount : 6.9 million euros

Net amount     : 5.5 million euros

➢	Note 2 – Financial assets

ALSTOM Holdings is the only subsidiary of ALSTOM. It owns all operating entities of the group. Gross financial assets that correspond to the shares of ALSTOM Holdings amount to 6,553.5 million euros and ALSTOM Holdings’ advances of 6,094.6 million euros, including 46.9 million euros as accrued interest.

7,573.7 million euros provision had been recorded last year affected to the investment (6,553.5 million euros) and ALSTOM Holdings’ advance of 1,020.2 million euros (see last year accounts note 1 to the balance sheet).

1,400.0 million euros provision has been recorded affected to ALSTOM Holdings’ advance.

The write-down of ALSTOM Holdings’ shares and advances made to ALSTOM Holdings follows an impairment test, the necessity of which was triggered by the conjunction of a number of factors including the following :

■	significant continuous reduction of ALSTOM’s share price during fiscal year 2002/03 and 2003/04,

■	losses during the previous year 2002/03 of 1.43 billion euros suffered by subsidiaries in connection with additional provisions, including the GT24/GT26 gas turbines issues,

■	losses during the year 2003/04 of 1.84 billion euros suffered by ALSTOM group due to high financial loss, low level of operating income, costs of restructuring operations and valuation allowances against deferred tax assets.

A valuation was performed combining internal and external valuation studies of the Group. The methodology aimed at measuring the enterprise value of the Group through consolidated discounted cash flows from which consolidated financial debt, pensions provisions, unrecognised actuarial net losses and consolidated financial debt of special purpose vehicles in which the Group has some interest have been deducted.

Discounted cash flows were derived from the ALSTOM Three Year Plan to obtain a ten-year projection to which an estimated residual value has been added.

Such evaluation of the ALSTOM Group approximates the value in use of ALSTOM Holdings’ investments ant its advances, the Company’s only subsidiary, which owns all operating subsidiaries of the Group.

4	Statutory accounts

➢	Note 3 – Other Receivables

Other Receivables are due within one year:

	Gross value as of 31 March 2004	Affiliated corporations
	(In € million)
Trade receivables	0.8	0.8
Other receivables	49.4	27.4

	50.2	28.2

Main significant amounts in Other receivables concern:

■	20.8 million euros due from Areva T&D (part of the sale of patents and marks),

■	26.1 million euros due from French units referring the French tax Group, and

■	1.3 million euros as Alstom Holdings’ current account.

➢	Note 4 – Cash

Income receivables and related expenses on swap operations were booked in cash as of 31 March 2003 of 6.6 million euros have been included less accrued interest in the underlying borrowings of 9.9 million euros at the end of March 2004.

➢	Note 5 – Prepaid expenses

	Gross value	Amortisation during the year	Net value 31 March 2004
	(In € million)
Charges to be amortized
March 2003 existed Bonds and borrowings	55.7	39.0	7.7
Bonds reimbursable with Shares	6.2	0.3	5.9
New borrowings	55.4	5.5	49.9
Subordinated debts	7.9	0.4	7.5
Prepaid expenses
Insurance			9.0

			80.0

Charges to be amortised cover bonds and borrowings’ costs amortised over the duration on the borrowings (five years maxi).

The amortisation charge for the year ended March 2005 is estimated to 16.5 million euros.

➢	Note 6 – Shareholders’ equity Share Capital

As of 31 March 2004, ALSTOM’s share capital amounted to €1,320,821,965 consisting of 1,056,657,572 shares, with a nominal value of €1.25 per share, all of the same class and fully paid up.

The Ordinary and Extraordinary General Meeting of 2 July 2003 approved a share capital decrease motivated by losses, from €1,689,963,138 to €352,075,653.75 realised by reduction of the nominal value of the shares from €6 to €1.25.

Within the framework of the implementation of the financing agreement with the banks of the Group and the Republic of France signed in September 2003, the Chairman and Chief Executive Officer, using the powers delegated to him by the Board of Directors acting pursuant to the authorisation given by the General Meeting of 18 November 2003, decided on the same day:

■	to increase the share capital by an amount of €299,916,291.25 through the issue of 239,933,033 shares, at an issue price of €1.25 per share which subscription has been reserved to certain financial institutions and completed on 20 November 2003,

■	to allocate, free of charge, to all the Company’s shareholders, warrants giving right to purchase the 239,933,033 shares subscribed by the financial institutions, and

■	to issue subordinated bonds reimbursable into shares with maintenance of the preferential subscription rights for an amount of €901,313,660.80 which may lead to the issue of a maximum of 643,795,472 new shares (before adjustments). This issue has been completed on 23 December 2003.

4	Statutory accounts

As of 31 March 2004, 535,064,016 subordinated bonds reimbursable have been reimbursed in shares representing 83.11% of the issue and resulted in the creation of 535,064,016 new shares.

	Number	Per value
Existing shares at beginning of year	281,660,523	€6.00
Share capital decrease realised by reduction of the nominal value		€1.25
Shares issued:
– Capital increase	239,933,033	€1.25
– Reimbursements of bonds	535,064,016	€1.25
Existing shares at year end	1,056,657,572	€1.25

No dividend has been distributed for this fiscal year.

Changes in Shareholder’s equity

	Shareholders Meeting held
	As of 31 March 2003	2 July 2003	Other Entries	As of 31 March 2004
	(in € millions)
Capital	1,690.0	(1,338.0)	968.8	1,320.8
Capital surplus	5,747.2	(5,747.2)	55.2	55.2
Legal reserves	130.3	(130.3)	—	—
Non distribuable reserves	20.9	(20.9)	—	—
Retained earnings	233.7	(237.7)	—	(4.0)
Net result	(7,474.1)	7,474.1	(1,341.1)	(1,341.1)

Net equity	348.0	0	(317.1)	30.9

Other entries concern:

■	the result of the capital increase of 299.9 million euros,

■	the result, net of related costs, of the conversion of bonds reimbursable with shares of 724.1 million euros (included 55.2 million euros in capital surplus), and

■	the loss of the period of (1,341.1) million euros.

➢	Note 7 – Bonds reimbursable with shares

643,795,472 bonds reimbursable with shares were created in December 2003 having a nominal value of €1.40. Interest rate is 2%.

As of 31 March 2004, 535,064,016 bonds were converted into 535,064,016 shares having a per value of €1.25. Share premium minus costs are recorded as capital surplus.

Bonds reimbursable with shares amount 153.2 million euros:

■	152.2 million euros detailed by 108,731,456 bonds having a per value of €1.40,

■	1.0 million euros as accrued interests payable as of 31 December 2005.

➢	Note 8 – Undated subordinated notes

ALSTOM issued, in September 2000, 250 million euros Auction Rate Coupon Undated Subordinated Notes.

As part of the negotiation with the banks which took place in March 2003, the Undated Subordinated Notes, that had been privately placed with a group of banks, have been amended and are now redeemable on 29 September 2006. They have however kept their subordinated nature.

Therefore this instrument has been re-classified as long-term debt and are included in borrowings (see Note 9 below).

➢	Note 9 – Liabilities

	Amount as of 31 March 2004	Within one year	One to five years	More than five years
	(in € million)
Financial debt
Bonds issued	672.1	22.1	650.0	—
Borrowings	2,920.6	15.9	2,404.7	500.0
Other financial debt	—	—	—	—
Trade creditors and related accounts	32.6	8.0	24.6	—
Tax, social security debts	0.5	0.5	—	—
Other liabilities	—	—	—	—

TOTAL	3,625.8	46.5	3,079.3	500.0

4	Statutory accounts

a) Bonds

On 26 July 1999, the Company issued bonds for a principal amount of 650 million euros with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchange, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

This bond issue, nominal value of 650 million euros, of which 320 million euros was swapped from fixed to floating rate at 31 March 2004.

22.1 million euros related to accrued interest.

The 550 million euros of bonds issued on 6 February 2001, listed on the Luxembourg Stock Exchange, was repaid on due date on 6 February 2004.

b) Borrowings

Borrowings of 2,920.6 million euros include:

	At 31 March 2003	At 31 March 2004	Average interest rate
	(in € million)
Syndicated loans	2,626.3	721.5	Euribor 6 months + 2.00%
		1,200.0	Euribor 1 month + 3% + 1.5% deferred
C.N.C.E.P.	200.0	200.0	Euribor 3 months + 2.00%
Subordinated bonds reimbursable with shares (TSDDRA)		300.0	Fixed 2% till EC decision (see below)
Subordinated long term bonds (15-year maturity)		200.0	Euribor 1 Year + 5% (see below)
CRCA Mutuelle Charente Périgord	33.2	33.2	Fixed 5.63%
Subordinated notes	250.0	250.0	Euribor 6 months + 12.0%
Other bilateral loans	75.0
Accrued interest	20.3	15.9

	3,204.8	2,920.6

Syndicated loans include:

■	A five-year subordinated debt facility signed on 30 September 2003 with a syndicate of banks and financial institutions for an amount up to 1,563 million euros, as part of the new financing package (the “Financing package”) which was announced on 22 September 2003, following an agreement reached which all interested parties.

This subordinated debt facility is divided between the term loan “Part A” of 1,200 million euros and the revolving credit “Part B” of 363 million euros.

Only the part A was drawn at 31 March 2004,

■	721.5 million euros, as part of a 2006 Multicurrency Revolving Credit Agreement.

As part of the financing package, the Company issued 200 million euros of subordinated bonds with a 15-year maturity to the French State (“TSDD” or Titres Subordonnés à Durée Déterminée). These subordinated bonds are carrying an interest rate of Euribor plus 5%, of which 1.5% are capitalised annually and paid upon reimbursement.

The Company also issued 300 million euros of subordinated bonds with a 20-year maturity to the French State, which will be automatically reimbursable with shares upon the approval by the European Commission (“TSDD RA” or Titres Subordonnés à Durée Déterminée Remboursables en Actions). These subordinated bonds are carrying an interest rate of 2% until a decision of the European Commission is obtained. If the decision is negative the rate will be adjusted to Euribor plus 5% of which 1.5% will be capitalised annually and paid upon reimbursement. The issue price for bonds will be €1.25, and

4	Statutory accounts

each will be reimbursable with one share, subject to anti-dilution adjustments.

The subordinated debt facility and the 2006 Multicurrency Revolving Credit Agreement are subject to new financial covenants amending the ones applicable at 31 March 2003.

Under this agreement, upon the occurrence and continuation of events that qualify as events of default (or early repayment events), the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable. On the basis of the Consolidated Financial Statements as of 31 March 2004, the Group would have failed to comply with the financial covenants “Consolidated net worth” and “EBITDA” described below. In late April 2004, the Group obtained an agreement from its lenders to suspend these covenants until 30 September 2004 and expects to negotiate new financial covenants before this date.

Covenants

	Minimum Interest Cover (a)	Minimum consolidated net worth (including TSDD RA) (b)	Maximum Total debt (excluding TSDD RA) (c)	Maximum net debt leverage (d)	Minimal EBITDA (e)
		(in € millions)	(in € millions)		(in € millions)
March 2004		1,400	4,750		100
June 2004			4,850
September 2004		1,000	4,800		230
December 2004			4,600
March 2005	1.2	1,100	4,450	8.0
June 2005			4,650
September 2005	1.6	850	4,650	7.5
December 2005			4,600
March 2006	2.5	1,150	4,450	4.0
June 2006			4,400
September 2006	2.5	1,150	4,400	3.6
December 2006			4,400
March 2007	2.5	1,150	4,400	3.6
June 2007			4,400
September 2007	2.5	1,150	4,400	3.6
December 2007			4,400
March 2008	2.5	1,150	4,400	3.6
June 2008			4,400

(a)	Ratio of EBITDA (see (e) below) to consolidated net financial expense (interest expense plus securitisation expenses less interest income).

(b)	Sum of shareholders’ equity and minority interests (this covenant will not apply if and for as long as ALSTOM’s long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s). For purposes of this financial covenant, consolidated net worth shall include the TSDD RA.

(c)	Sum of the financial debt and the net amount of sale of trade receivables (this covenant will not apply if and for as long as ALSTOM’s long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s). For purposes of this financial covenant, total debt is to be calculated excluding the TSDD RA.

(d)	Ratio of total net debt (total financial debt less short-term investments and cash and cash equivalents) to EBITDA (see (e) below). For purposes of this financial covenant, total financial debt is contractually to be calculated excluding the TSDD RA.

(e)	Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash Flow less goodwill amortisation and less capital gain on disposal of investments.

4	Statutory accounts

c) Trade payable and related accounts

Trade payable and related accounts amounted 32.6 million euros including 0.2 million euros payable to group companies and 24.6 million euros due to banks payable in September and December 2005.

➢	Note 10 – Accrued expenses

At 31 March 2004
(in € million)
Bonds reimbursable with shares	1.0
Bonds issued	22.1
Borrowings	15.9
Trade payable and related accounts	27.5
Other debts	0.4

TOTAL	66.9

The net loss of the year ended 31 March 2004 amounted to 1,341.1 million euros.

NOTES TO THE INCOME STATEMENT

➢	Note 1 – Operating income after financing

a) Operating Income

Income from operations of –8.8 million euros is mainly comprised of management fees invoiced to the companies of the ALSTOM Group for the use of the ALSTOM name of 68.5 million euros, less the management fees invoiced by ALSTOM Holdings (23.7 million euros) and other current purchase and expenses including 10.5 million euros costs related to operating charges around the refinancing packages (Extraordinary shareholders meeting, non affected fees …).

The decrease of Trade Mark fees is due to the sale of T&D and Industrial Turbines activities and less added sales which are the base of the fees.

The gross remuneration of the Chairman and Chief Executive Officer which amounted to €661,420 since 1 April 2003 is also included in operating income.

b) Financial income

The financial loss amounted to 1,397.4 million euros and includes:

■	1,400 million euros provision on ALSTOM Holdings’ advances;

■	330.1 million euros interest income including 311.5 million euros from ALSTOM Holdings;

■	282.1 million euros interest on bonds and borrowings; and

■	45.4 million euros on bonds and borrowings amortisation.

c) Other operating expenses

■	Operating expenses include directors Fees of €410,768.

➢	Note 2 – Non recurring income

Non recurring income include:

■	32.4 million euros mark and patent sale price to Areva T&D;

■	–3.9 million euros as a compensation for an India unit sold paid to a third party.

➢	Note 3 – Current Income Tax

ALSTOM is the leader of the French Tax Grouping. The tax savings are recorded in its accounts.

The tax credit of 36.6 million euros comprises 36.1 million euros from within the tax grouping profit, –2.3 million euros as withholding taxes and 2.8 million euros prior-year tax credits.

As a whole entity, ALSTOM does not pay current income tax.

4	Statutory accounts

OTHER INFORMATION

a) Commitments

ALSTOM, as Parent Company, has issued guarantees of 594.6 million euros. These include:

■	USD 80 million as guarantees of leases,

■	GBP 80 million as performance guarantees,

■	409 million euros on Transport contracts.

The total authorised commercial paper program is 2,500 million euros, availability being subject to market conditions. As part of the financing package, the French State and a consortium of bonds have committed to subscribe, if requested by the Group, an amount of commercial paper of 420 million euros until January 2005.

Total available credit lines at 31 March 2004 of 783 million euros are constituted of 420 million of commercial paper and 363 million euros of the “Tranche B” of the subordinated loan (see Note 9 to the balance sheet).

b) Stock options

Main characteristics of Group’s stock options plans are as follows:

	Plan No 3	Plan No 5	Plan No 6
Date of shareholders’ meeting	24 July 2001	24 July 2001	24 July 2001
Creation date	24 July 2001	8 January 2002	7 January 2003
Exercise price (1)	€33.00	€13.09	€6.00
Adjusted price (2)	€25.72	€10.21	€4.84
Beginning of exercise period	24 July 2002	8 January 2003	7 January 2004
Expiration date	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	1,703	1,653	5
Total number of options originally granted	4,200,000	4,200,000	1,220,000
Total number of options exercised	0	0	0
Total number of options cancelled	731,800	653,600	0
Number of remaining options as of
31 March 2004 (2)	4,449,662	4,546,578	1,512,397

Terms and conditions of exercise	– 1/3 of options exercisable	– 1/3 of options exercisable	– 1/3 of options exercisable
	as from 24 July 2002	as from 8 January 2003	as from 7 January 2004
	– 2/3 of options exercisable	– 2/3 of options exercisable	– 2/3 of options exercisable
	as from 24 July 2003	as from 8 January 2004	as from 7 January 2005
	– all options exercisable	– all options exercisable	– all options exercisable
	as from 24 July 2004.	from 8 January 2005.	as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge) on the nominal value of the share when the average price is lower.

(2)	Plans no 3, 5 and 6 have been adjusted in compliance with French law as a result of the completion of the operations which impacted the share capital in 2002 and 2003.

Plan no 1 previously granted became void in April 2004 as a result of the non fulfilment of its exercise condition. Therefore, no options have been exercised under this plan and 2,611,663 options have been cancelled (adjusted number).

4	Statutory accounts

c) List of subsidiaries

ALSTOM Holdings is the only subsidiary of ALSTOM (99.76%).

Investments (gross value)	6,533.5 million euros
Investments (net value)	0
Loans and advances (gross value)	6,095.9 million euros
Loans and advances (net value)	3,675.7 million euros
Bonds and guarantees	0
Dividends paid	0
Net equity as of 31 March 2003	–12.7 million euros
Net equity as of 31 March 2004	–2.0 billions euros

PROPOSED APPROPRIATION OF NET INCOME

Taking into account the loss for the fiscal year ended 31 March 2004 which amounts to €1,341,046,460.19 we propose the following appropriation:

■	up to €55,210,044.48 on the account “share premiums” which as a result amount to zero,

■	up to €1,285,836,415.71 on the account “retained earnings” which as a result amount to €(1,289,913,214.56).

As a result, no dividend will be paid to the shareholders for this fiscal year 2004.

DIVIDENDS DISTRIBUTED FOR THE THREE PREVIOUS FINANCIAL YEARS

	Number of shares	Dividend	Tax credit	Global amount
		(€)	(€)	(€)
2002/2003	281,660,523	—	—	—
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825

5	Auditors’ Reports

Auditors’ Report

We draw your attention to the new requirement under the French Financial Security Act of 1 August 2003 that auditors must explain their assessments in their reports on the financial statements of all French companies. Such explanations, that have no equivalent in other financial markets, are required for all reports, whether or not qualified

INDEPENDENT AUDITORS’ REPORT*

Year ended 31 March 2004

To the shareholders of ALSTOM,

In accordance with our appointment as independant auditors by your Annual General Meeting, we hereby report to you, for the year ended 31 March 2004 on:

—	the audit of the accompanying financial statements of ALSTOM, established in euros,

—	the justification of our assessments,

—	the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at 31 March 2004, and the results of its operations for the year then ended in accordance with French accounting principles.

Without qualifying our opinion, we draw your attention to the fact that the statutory financial statements have been prepared assuming that ALSTOM will continue as a going concern. ALSTOM has incurred significant losses and a high level of indebtedness as a result of which its ability to meet its financial needs depends on the successful outcome of the negotiations currently on-going with its main banks and on the obtention of approvals of the European Commission as described in Note 1–Basis of preparation of the statutory accounts. The capacity of ALSTOM to continue to have access to bonding facilities, which is necessary to obtain new orders, is also conditional on the favorable outcome of those negotiations as described in the Note 1. We also draw attention on the fact that, as described in the Notes 1 and 9.b, the ALSTOM banks have suspended until 30 September 2004 the covenants related to existing credit lines, pending the outcome of current negotiations. The statutory financial statements do not include any adjustments to assets and liabilities that may possibly result from a negative outcome to the uncertainty related to going concern arising through the matters described above.

II. Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, introduced by the Financial Securities Act of 1 August 2003 and which came into effect for the first time this year, we bring to your attention the following:

As indicated in the Notes to the financial statements, the valuation of investments can lead to the recognition of a provision when the value in use, determined though a number of valuation methods, is lower than the book value, or when the conjunction of a number of factors triggers the necessity of an impairment test (Note 2b –Summary of accounting policies – “Investments and advances”).

We have taken note of the assumptions and the methodology used to perform the impairment test as described in Note 2 – Balance sheet – “Financial Assets” and the reports prepared by a third party valuer and used by your Company to assess the enterprise value of the ALSTOM Group, as well as the value in use of investments and related accounts held by Alstom Holdings, since Alstom Holdings holds directly or indirectly all the subsidiaries within the Group. In addition, we have compared the data used by the valuer with ALSTOM’s forecasts.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III. Specific Procedures and Disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the management report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that all the information relating to share investments, controlling interests and the identity of the shareholders has been included in the Director’s report.

We inform you that, because of losses incurred, the shareholders’ equity of your Company is, as at 31 March 2004, below half of the share capital. In conformity with the article L. 225- 248 of the French « Code de Commerce », an extraordinary shareholders’ meeting must be held, at the latest four months after the approval of the financial statements, in order to vote on the dissolution of your Company. If such resolution is not voted, we inform you that your company will have to reconstitute its shareholders’ equity at a level at least equal to half of the share capital before 31 March 2007.

26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 34

5	Auditors’ Reports

SPECIAL REPORT OF THE INDEPENDENT AUDITORS ON CERTAIN RELATED PARTY TRANSACTIONS*

Year ended 31 March 2004

To the Shareholders of ALSTOM,

In our capacity as independent auditors to your Company, we hereby report on certain contractual agreements with certain related parties of which we have been advised. We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not had been notified of any agreements covered by article L. 225-38 of French Company Law (Code de Commerce).

Neuilly-sur-Seine, 26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

REPORT OF THE INDEPENDENT AUDITORS ON THE PROPOSED REDUCTION IN CAPITAL*

(Thirteenth resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in compliance with Article L.225-204 of French Company Law (Code de Commerce) in respect of a reduction in capital, we hereby report on our assessment of the terms and conditions of the proposed reduction.

We conducted our work in accordance with French professional standards. Those standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair. In particular, we verified that the reduction in capital will not reduce the share capital below the legal or regulatory minimum and that the equality of shareholders is not adversely affected.

We have nothing to report on the terms and conditions of this proposed transaction which will reduce your Company’s capital from €1 320 821 965 to €369 830 150.20, resulting in a capital reduction of €950 991 814.80.

Neuilly-sur-Seine, 26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 34

5	Auditors’ Reports

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF SHARES WITH THE WAIVER OF A PREFERENTIAL SUBSCRIPTION RIGHT FOR THE BENEFIT OF THE CREDITORS (APART FROM THE CFDI)*

(Fifteenth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 225-135 of the French Company Law (Code de Commerce), we present our report related to the proposed issue of shares, in a one-time increase in the Company’s share capital, issue premium included, for an amount corresponding to a maximum of 2 billion shares with a nominal value of €0,35 each, following the reduction of the nominal value as set forth in the thirteenth resolution, reserved to the creditors, apart from the CFDI, under (i) the subordinated loan agreement for €1 563 399 105 signed on 30 September 2003; (ii) the Multicurrency Revolving Credit Agreement of 3 August 2001, and (iii) the credit agreement for 200 million euros dated 18 August 2000, whose receivable(s) pursuant to one or other of the agreements will be enforceable early.

This resolution forms a part of the overall financing package of your Company described in the report of your Board of Directors. This authorisation, which is submitted for your approval, is subject to the adoption of the other operations submitted to your vote (as specified in the twelfth, thirteenth, fourteenth, and sixteenth resolutions of this Ordinary and Extraordinary Meeting).

The total capital increase (issue premium included) proposed pursuant to the fifteenth resolution, subject of this report, is limited to 700 million euros, the total amount of capital increases resulting from the adoption of the fourteenth, fifteenth and sixteenth resolutions being limited to 2.2 billion euros. Moreover, if the amount of the capital increase that would result from the fourteenth resolution would exceed 1 billion euros, issue premium included, the maximum amount of capital increases, issue premium included, that may result from the use of the fifteenth and sixteenth resolutions would be reduced accordingly to respect the 2.2 billion euros limit.

These shares may only be paid up by being offset against the Company’s debts pursuant to these credit agreements as long as they are certain, payable and due on the day planned for subscribing to the capital increase, which will be subject of a statement of account certified as accurate by the independent auditors.

The early maturity of the junior loans and converting them into Company shares are conditional upon obtaining the prior consent of the lenders who hold the senior loans under the conditions set forth in these agreements.

The issue price of the shares issued pursuant to the present resolution will be between 125% to 135% of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and will be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the sixteenth resolution.

The Board of Directors proposes, on the basis of its report to you, to delegate to it full powers, with the right to sub-delegate under the conditions set by law, and up to the limits set out above, to implement this authorisation, and in particular to set the issue price of the shares, which will be identical for the fifteenth and sixteenth resolutions, to establish the statement of account pursuant to the provision of article D 166 of the Decree n° 67-236 of 23 March 1967, and to pay up the subscription to the capital increases by offsetting them against certain, payable and due debts.

The total number of shares actually issued pursuant to this resolution will be determined based on the issue price fixed by the Board of Directors.

This authorisation cancels the authorisation granted to the Board of Directors by the shareholders’ meeting of 18 November 2003.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary to verify the methods used for determining the issue price.

Subject to a subsequent examination of the conditions for the proposed increase in capital, we have nothing to report on the methods used for determining the share price provided in the Board of Directors’ Report.

As the issue price has not yet been determined, we do not express an opinion on the final conditions for the increase in capital, and, consequently, on the proposed waiver of the preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we will issue a further report when the Board of Directors proceeds with this share issue.

Neuilly-sur-Seine, 26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 34

5	Auditors’ Reports

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF SHARES WITH THE WAIVER OF A PREFERENTIAL SUBSCRIPTION RIGHT FOR THE BENEFIT OF THE FRENCH REPUBLIC AND THE CFDI*

(Sixteenth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 225-135 of the French Code de Commerce, we present our report related to the proposed issue of shares, issue premium included, for a maximum of

1 428 571 428 shares with a nominal value of €0,35 each, following the reduction of the nominal value as set forth in the thirteenth resolution, with waiver of preferential subscription rights for existing shareholders, for the benefit of:

—	(i) the French Republic, by offset of its receivable against your Company in its capacity as holder of fixed term subordinated bonds (“TSDD”), and up to a maximal amount of 200 million euros, issue premium included, corresponding to the issuance of a maximum of 571 428 571 shares with a nominal value of €0,35

—	(ii) the CFDI, by offset of its receivable against your Company in its capacity as holder of the subordinated loan agreement for €1 563 399 105 (“PSDD”), and up to a maximal amount of 300 million euros, issue premium included, corresponding to the issuance of a maximum of 857 142 857 shares with a nominal value of €0,35.

This resolution forms a part of the overall financing package of your Company described in the report of your Board of Directors. This authorisation, which is submitted for your approval, is subject to the adoption of the other operations submitted to your vote (as specified in the twelfth, thirteenth, fourteenth, and fifteenth resolutions of this Ordinary and Extraordinary Meeting).

The total capital increase (issue premium included) proposed pursuant to the sixteenth resolution, subject of this report, is limited to 500 million euros, the total amount of capital increases resulting from the adoption of the fourteenth, fifteenth and sixteenth resolutions being limited to 2.2 billion euros. Moreover, if the amount of the capital increase that would result from the fourteenth resolution would exceed 1 billion euros, issue premium included, the maximum amount of capital increases, issue premium included, that may result from the use of the fifteenth and sixteenth resolutions would be reduced accordingly to respect the 2.2 billion euros limit.

These shares may only be paid up by being offset against the Company’s debts to the French Republic under the TSDD, and to the CFDI under the PSDD, if these debts would be due on the day set for subscribing to the share capital increase, which would be the subject of a statement of account certified as accurate by the Independent Auditors.

We remind you that these TSDD have a fixed term of 15 years, and that the PSDD has a fixed term of 5 years. To make the Company’s debt to the French Republic due in advance, the eleventh resolution is asking you to approve the principle of changing the procedures for reimbursing the TSDDs to allow this debt to be incorporated in the capital up to the French Republic subscription to the capital increase, and to give all powers to the Board of Directors, with authorisation to delegate, to make the necessary modifications to the procedures for the TSDD in agreement with the French Republic.

The early maturity of the TSDDs and the PSDDs and their conversion into Company capital is conditional upon prior approval, by the European Commission, and also by the Company’s creditors who are party to the agreements referred to in the fifteenth resolution, pursuant to the conditions set forth in these agreements.

The total number of shares actually issued pursuant to this resolution will be determined based on the issue price fixed by the Board of Directors.

The issue price of the shares issued pursuant to the present resolution will be between 125% to 135% of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and will be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the fifteenth resolution.

We remind you, moreover, that if the French Republic and the CFDI were shareholders of the Company, they could not take part in the vote of this resolution.

The Board of Directors proposes on the basis of its report to you to delegate to it full powers, with the right to sub-delegate under the conditions set by law, and up to the limits set out above, to implement this resolution, and in particular to set the issue price of the shares, which will be identical for the fifteenth and sixteenth resolutions, to establish the statement of account pursuant to the provision of article D 166 of the Decree n° 67-236 of 23 March 1967, to pay up the subscription to the capital increases by offsetting them against certain, payable and due debts, and to establish for this resolution the list of beneficiaries that will subscribe to the capital increase and the amount to be subscribed by each of them.

This authorisation cancels the authorisation granted to the Board of Directors by the shareholders’ meeting of 18 November 2003.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary to verify the methods used for determining the issue price.

Subject to a subsequent examination of the conditions for the proposed increase in capital, we have nothing to report on the methods used for determining the share price provided in the Board of Directors’ Report.

As the issue price has not yet been determined, we do not express an opinion on the final conditions for the increase in capital, and, consequently, on the proposed waiver of the preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we will issue a further report when the Board of Directors proceeds with this share issue.

Neuilly-sur-Seine, 26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu
Gilles Puissochet	Alan Glen

*	See page 34

5	Auditors’ Reports

AUDITORS’ SPECIAL REPORT ON THE PROPOSED ISSUE OF SHARES RESERVED FOR EMPLOYEES OF THE ALSTOM GROUP PARTICIPATING IN THE EMPLOYEE SAVINGS PLAN WITH WAIVER OF PREFERENTIAL SUBSCRIPTION RIGHTS*

(Seventeenth resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in accordance with the provisions set forth in Article L. 225-135 of the French Company Law (Code de Commerce), we present our report on the proposed issue of shares reserved for employees that contribute to the employee savings fund of the company and/or of entities related to the company as determined in Articles L.223-18 of the French Code de Commerce, pursuant to conditions set forth in Articles L.443-1 and following of the French Labour Law (Code du Travail). This issue of shares is submitted for your approval pursuant to Article L.225-129 VII of the French Code de Commerce.

Under this 26-month authorisation, capital may be increased in one or several issues up to a maximum nominal aggregated amount of €66,040,000.

This authorisation cancels the authorisation granted to the Board of Directors by your ordinary and extraordinary general meeting of 18 November 2003.

The Board of Directors has requested authorisation to approve the terms of such operation, which by their nature imply the waiver of your preferential subscription rights.

We have performed our work according to the French professional auditing standard applicable to such engagements. These standards require that we perform the procedures necessary for the purpose of examining the criteria selected for the calculation of the issue price.

Subject to our subsequent examination of the terms of the proposed issue, we have no comment to make as to the criteria selected for the calculation of the issue price as set out in the report of the Board of Directors.

As the issue price has not yet been set, we are not able to provide an opinion on the definitive conditions of the issue and, as a result, on the related proposal to waive your preferential subscription rights, which in theory, would appear reasonable in the context of such operation.

Neuilly-sur-Seine, 26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	See page 34

5	Auditors’ Reports

AUDITORS’ SPECIAL REPORT ON THE STOCK OPTION SUBSCRIPTION RESERVED FOR SELECTED EMPLOYEES AND CORPORATE OFFICERS*

(Eighteenth Resolution)

To the Shareholders of ALSTOM,

In our capacity as independent auditors of your Company and in compliance with the provisions set forth in Article L. 225-177 of the French Code de Commerce and Article 174-19 of the Decree of 23 March 1967, we present our report on the stock option subscription reserved for selected employees and corporate officers.

The report on the reasons for the stock option plan and on the proposed methods used for determining the subscription or purchase price is the responsibility of the Company’s Board of Directors. Our responsibility is to express an opinion on the proposed methods for determining the subscription or purchase price.

We have performed our work according to the French professional standards applicable to such engagements. These standards require that we perform the necessary procedures to verify the methods proposed for determining the subscription or purchase price are included in the Board of Directors’ report, are in accordance with legal requirements, are of information to the shareholders and do not appear manifestly inappropriate.

The total number of options granted pursuant to this authorisation may not give the right to subscribe or purchase a number of shares exceeding 5% of the share capital at the date the options are allocated, taking into account the options already allocated pursuant to this authorisation which may be but have not yet been exercised.

This authorisation cancels the authorisation granted to the Board of Directors by the shareholders’ meeting of 24 July 2001.

We have nothing to report on the methods proposed.

Neuilly-sur-Seine, 26 May 2004

The Independent Auditors

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alan Glen

*	Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report – of which a translation is presented in this document for convenience only – are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

6

Directors whose nomination is submitted to the Shareholders’ Meeting

DIRECTORS WHOSE MANDATE RENEWAL IS SUBMITTED TO THE SHAREHOLDERS MEETING

Mr. Jean-Paul Béchat

Date of birth: 2 September 1942 in Montléry, France

Nationality: French

Number of ALSTOM shares held: 8,420

Professional references and current directorships:

France:	Chairman and Chief Executive Officer of Snecma
Director of SOGEPA
Member of the Counsel to Armaments

Foreign countries:	Director of Messier-Dowty International Ltd.
Member of the Council AECMA

Past directorships and functions

(held during the last five years)

France:	Director of Commissariat à l’Energie Atomique
Director of France Telecom
Director of Natexis Banques Populaires

Foreign countries:	Chairman of AECMA

6	Directors whose nomination is submitted to the Shareholders Meeting

Mr. Gérard Hauser

Date of birth: 29 October 1941 in Paris, France

Nationality: French

Number of ALSTOM shares held: 1,400

Professional references and current directorships:

France:	Chairman & Chief Executive Officer of Nexans
Director of Aplix
Director of Electro Banque

Director of Faurecia
Foreign countries:	None

Past directorships and functions

(held during the last five years)

France:	Chairman and Chief Executive Officer of Alcatel Cable France
Chairman of Alcatel Cables & Components Sector
Director of Saft

Director of Framatome
Foreign countries:	Director of Liban Cables
Member of the Supervisory Board of Alcatel Deutschland GmbH
Director of Alcatel Maroc

6	Directors whose nomination is submitted to the Shareholders Meeting

Lord George Simpson

Born on 2 July 1942 in Dundee, United Kingdom.

Nationality: British.

Number of ALSTOM shares held: 855

Professional references and current directorships:

France:	None

Foreign countries:	Director of Triumph Inc.

Past directorships and functions

(held during the last five years)

France:	None

Foreign countries:	Chief Executive of GEC p.l.c.
Director of GEC p.l.c.
Chief Executive Officer of Marconi p.l.c (formerly GEC p.l.c.)
Director of Marconi p.l.c (formerly GEC p.l.c.)
Director of ICI p.l.c
Director of HBOS p.l.c.
Director of Nestlé S.A.

6	Directors whose nomination is submitted to the Shareholders Meeting

DIRECTOR WHICH NOMINATION IS SUBMITTED TO THE SHAREHOLDERS MEETING

Dr. Pascal Colombani

Born on 14 October 1945 at Neuilly sur Seine.

Nationality: French

Number of ALSTOM shares held: None*

Professional references and current directorships:

France:	Associate Director, AT Kearney (2003-)
Director of the French Institute of Petroleum (IFP) (2001-)
Chairman of the Board of the French Association for the Advancement of Science
(AFAS) (2003-)
Member of the French Academy of Technologies (2004-).

Foreign countries:	Non-executive Director, British Energy (UK) (2003-)

Past directorships and functions

(held during the last five years)

France:	Chairman of the Supervisory Board of Areva (2001-2003)
Director of EDF (2000-2003)
Director of Cogéma (2000-2003)
Director of Framatome (2000-2001)
General Director of CEA (2000-2002)
Director of France Telecom (1998-2000)
Chairman of the Board of GIP Renater (1998-1999)
Director of CEA, CNRS, and INRIA (1998-1999)
Commissaire du Gouvernement with CNES and BRGM (1998-1999)
Director of Technology, French Ministry of Education, Research and Technology (1998-1999)

Foreign countries:	Chairman of Schlumberger KK (Japan) (1995-1997)

*	From his/her appointment, any Director of the Company must, in accordance with the provisions of Article L. 225-25 of the French Code du Commerce, acquire the number of shares set forth in the By-laws within 3 months.

7

Text of the resolutions submitted to the Shareholders’ Meeting

RESOLUTIONS FALLING WITHIN THE POWERS OF AN ORDINARY SHAREHOLDERS’ MEETING

First resolution

(Approval of the non-consolidated accounts and operations for the fiscal year ending on 31 March 2004)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors’ report, the statutory auditors’ report and the non-consolidated accounts for the fiscal year ending on 31 March 2004, the shareholders approve the accounts for the fiscal year ending on 31 March 2004, as drafted and presented to them.

The shareholders specifically approve the amount of non-deductible charges (Art. 39-4 of the French Code Général des Impôts) shown in the financial statements.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

(Approval of the consolidated accounts and operations for the fiscal year ending on 31 March 2004)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors’ report, the statutory auditors’ report and the consolidated accounts for the fiscal year ending on 31 March 2004, the shareholders approve the consolidated accounts as drafted and presented to them.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

(Appropriation of income)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders approve the following proposal by the Board of Directors regarding the appropriation of the loss of €1,341,046,460.19 for the fiscal year ending on 31 March 2004:

•	€55,210,044.48 to the “new issue and contribution premiums” account, which is then reduced to zero,

•	€1,285,836,415.71 to the “carry forward” account, where the negative balance is then €1,289,913,214.56.

As a result, no dividend would be paid to the shareholders for the fiscal year ending on 31 March 2004.

As required by law, the shareholders acknowledge that the dividends distributed for the previous three fiscal years were as follows:

	Number of shares	Dividend (€)	Tax credit (€)	Total revenue (€)
2002/2003	281,660,523	—	—	—
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825

Fourth resolution

(Special auditors’ report on related party agreements)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the special auditors’ report on the agreements falling under Article L. 225-38 of the French Commercial Code, the shareholders approve the conclusions of the report that no such agreements were made in the last fiscal year.

7	Text of the resolutions submitted to the Shareholders’ Meeting

Fifth resolution

(Renewing Mr. Jean-Paul Béchat’s appointment as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. Jean-Paul Béchat’s appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Sixth resolution

(Renewing Mr. Gérard Hauser’s appointment as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. Gérard Hauser’s appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Seventh resolution

(Renewing Mr. George Simpson’s appointment as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. George Simpson’s appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Eighth resolution

(Appointing Mr. Pascal Colombani as a Director)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders hereby appoint Mr. Pascal Colombani as a Director for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal year 2007/08.

Ninth resolution

(Ratification of the transfer of the registered office)

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders ratify the decision taken at the Board of Directors’ meeting held on 25 May 2004 to transfer ALSTOM’s registered offices from 25 avenue Kléber, 75016 Paris, to 3 avenue André Malraux, 92300 Levallois-Perret, by 31 December 2004 and to modify accordingly Article 4 of the By- Laws.

Tenth resolution

(Authorisation to be given to the Board of Directors to trade the Company’s shares)

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors’ report, the shareholders authorise the Board of Directors pursuant to the terms of Art. L. 225-209 et seq. of the French Commercial Code, to purchase existing company shares up to however many shares represent 10% of the company share capital as of 31 March 2004, i.e., a theoretical maximum number of 105,665,757 shares, for a theoretical maximum aggregate purchase price of €528,328,785 based on the maximum purchase price set hereafter.

This authorisation may be used to regulate the market price of the shares, to allow sale or purchase of shares depending on the market, to allocate or sell shares to employees, former employees or corporate officers of ALSTOM and its affiliated companies as defined in Art. L. 225-180 and L. 233-16 of the French Commercial Code, in particular through stock option plans, to hold the shares purchased, or sell, transfer or exchange the shares purchased as part of or following any financial transactions (including exercising rights attached to securities) which are part of the financial and asset management of the Company’s share capital and stockholders’ equity, with particular regard to its financing needs. The shares purchased may also be canceled under the conditions set by law.

The purchase, sale, transfer or exchange of these shares may occur, in accordance with the rules set by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by any means, including block transfer, the use or exercise of financial instruments, derivatives and, in particular through optional transactions such as the purchase and sale of put or call options.

The purchase price may not exceed €5 per share and the selling price may not be lower than €1 per share, subject to adjustments relating to transactions affecting the Company’s share capital. If the Company avails itself of one of the options offered by the third paragraph of Art. L. 225-209, the sale price will then be determined in accordance with the law in

7	Text of the resolutions submitted to the Shareholders’ Meeting effect at that time. Moreover, these shares could be transferred free of charge under the conditions specified by law, in particular Article L. 443-1 et seq. of the French Code du Travail.

This authorisation shall cancel and replace the authorisation granted by the its tenth resolution approved by the General Shareholders’ Meeting of 2 July 2003, and shall be valid until the next General Shareholders’ Meeting called to approve the accounts for the fiscal year starting on 1 April 2004.

The shareholders hereby grant full powers to the Board of Directors, with authority to delegate such powers, to make all stock market orders, and sign any agreement to carry out all formalities and make all declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

Eleventh resolution

(Authorisation to be given to the Board of Directors to modify the terms of the fixed term subordinated bonds (“TSDD”) issued on 23 December 2003, maturing in 2018, subscribed by the French Republic)

Voting on the changes to the terms of the TSDD covered by this resolution according to quorum and majority rules for Extraordinary General Meetings, having reviewed the Board of Directors’ report, and noting the agreement of the French Republic, sole holder of the fixed term subordinated bonds issued on 23 December 2003, maturing in 2018 (the “TSDD”), upon the modification of the terms of the TSDDs set forth in this resolution, the shareholders:

1.	approve the principle of changing the terms of the TSDD to permit early repayment if the debt covered by such repayment is used to pay up the subscription to a capital increase in which the French Republic would subscribed by offsetting an equivalent amount;

2.	give full powers to the Board of Directors, with power to subdelegate, to make the corresponding changes to the terms of the TSDD, particularly in Article 5, in agreement with the holder of the TSDDs, to permit early repayment pursuant to the conditions fixed by the present resolution, to obtain the necessary approvals and more generally take all necessary actions.

è	RESOLUTIONS FALLING WITHIN THE POWERS OF AN EXTRAORDINARY SHAREHOLDERS’ MEETING

Twelfth resolution

(Decision not to liquidate the Company following the loss of half the share capital)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report, the shareholders acknowledge that their equity in the Company has dropped below half the share capital, as set forth in the statutory accounts for the fiscal year ending on 31 March 2004, approved pursuant to the first resolution hereabove, and resolve not to liquidate the Company early.

Thirteenth resolution

(Reduction in the share capital due to losses, implemented by a reduction in the nominal value of the shares, and related amendments to the By-laws)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors’ report, pursuant to the French Commercial Code, particularly its article L.225-204, the shareholders:

1.	note that the accounts for the fiscal year ended on 31 March 2004 approved pursuant to the first resolution hereabove, show losses of €1,341,046,460.19, which after being offset against total premiums recorded in the Company’s balance sheet, by the General Meeting pursuant to the third resolution hereabove, result in a negative balance carried forward of €1,289,913,214.56;

2.	decide to reduce the share capital by an overall nominal amount of [€950,991,814.80](1), thereby reducing it from €[1,320,821,965.00](1) to [€369,830,150.20](1) to offset part of the losses recorded in the item “balance carried forward” in the Company balance sheet after appropriating the income for the fiscal year ended on 31 March 2004, amounting to [€950,991,814.80 ](1), which then gives a negative “balance carried forward” of [€338,921,399.76](1);

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3.	decide to implement this reduction in the share capital by reducing the nominal value of each share from €1.25 to €0.35;

4.	as a consequence of this reduction in the share capital, decide to amend Article 6 of the By-laws as follows:

“Article 6 – Share capital

The share capital is set at [three hundred and sixty nine million eight hundred and thirty thousand, one hundred fifty euros and twenty cents][(€369,830,150.20)](1)

It is divided into [€1,056,657,572](1) shares, each with a nominal value of €0.35, of a single class and fully paid up.

The share capital may be increased in accordance with the Law from time to time.”

5.	give full powers to the Board of Directors to take any necessary measures following the share capital reduction.

(1)	The figures into square brackets will be adjusted during the Shareholders’ Meeting to take into account, if necessary, on the one hand the repayment in shares of the fixed term subordinated bonds (TSDD RA) which will occur automatically following the decision of the European Commission approving their repayment in shares and will result in a share capital increase of a nominal amount of 300 million euros. The figures will also be adjusted to take into account the reimbursement in shares of the subordinated bonds repayable in shares (ORA). In the event all the TSDD RAs and ORAs are reimbursed in shares, the amount of the share capital would be €1,756,736,285 prior to capital reduction and €491,886,159.80 following capital reduction.

Fourteenth resolution

(Authorisation to the Board of Directors to increase the Company share capital by a maximum of 1.2 billion euros, issue premium included, by issuing new shares retaining the preferential subscription rights for existing shareholders, subject to this Meeting adopting the twelfth, thirteenth, fifteenth and sixteenth resolutions)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report, pursuant to the French Commercial Code, particularly its Article L. 225-129, and subject to the adoption of the twelfth, thirteenth, fifteenth and sixteenth resolutions, the shareholders hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with a one-time increase in the company share capital, by issuing Company’s shares with the same rights as the existing shares, except the date on which they pay a dividend;

2.	decide that the total capital increase, issue premium included, may not exceed 1.2 billion euros, plus, if applicable, the nominal value of the shares to be issued, to preserve the rights of holders of securities giving access to the Company’s share capital in accordance with legal and regulatory requirements and contractual stipulations; the total number of shares actually issued pursuant to this authorisation will be determined based on the issue price fixed by the Board of Directors;

3.	decide that the issue price of the shares that may be issued pursuant to the present authorisation as fixed by the Board of Directors, must be fully paid up at the time of subscription;

4.	decide that the shareholders will receive an irreducible preferential subscription right, under the terms required by law, for the shares that may be issued pursuant to the present authorisation. Also, under the terms required by law, the Board of Directors will have the option of giving shareholders the right to subscribe on a reducible basis to a number of shares in excess of the number they may subscribe to on a non-reducible basis.

If the subscriptions made on a non-reducible basis and, if applicable, on a reducible basis, do not cover the whole issue, under the terms required by law and in the order that it shall determine, the board may use one or more of the following options:

•	freely allocate all or part of the unsubscribed shares to anyone it chooses,

•	limit the amount of the issue to the amount of subscriptions received, as long as these come to at least three-quarters of the amount originally proposed,

•	offer all or part of the unsubscribed shares to the public on the French or international market,

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5.	decide that the Board of Directors shall have full powers, under the terms required by law and within the limits provided for above, with the right to subdelegate as allowed by law, to implement this authorisation, and in particular to:

•	set the dates and other terms of the issue, including the issue price and the dividend enjoyment date, even retroactive, for the shares,

•	offset expenses against the premiums if the need arises,

•	generally, take all measures and sign all agreements to successfully complete the issue,

•	carry out, if applicable, all necessary formalities required to list the shares issued pursuant to this authorisation on the Premier Marché of Euronext Paris (and if applicable, on any other regulated market),

•	record the completion of the share capital increase, amend the By-laws accordingly and proceed with all required formalities.

Fifteenth resolution

(Authorisation to the Board of Directors to increase the share capital by a maximum of 700 million euros, issue premium included, by issuing new shares with waiver of preferential subscription rights for existing shareholders, to the category made up of creditors, apart from the CFDI, under (i) the subordinated loan agreement for €1,563,399,105 signed on 30 September 2003 (PSDD); (ii) the Multicurrency Revolving Credit Agreement of 3 August 2001, and (iii) the credit agreement for 200 million euros dated 18 August 2000, subject to this Meeting adopting the twelfth, thirteenth, fourteenth and sixteenth resolutions)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors’ report, pursuant to the French Commercial Code, and particularly its Article L. 225-138, and subject to the adoption of the twelfth, thirteenth, fourteenth and sixteenth resolutions, the shareholders hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with a one-time increase in the Company’s share capital by issuing Company’s shares giving the same rights as the existing shares, except the date on which they pay a dividend, for a total capital increase, issue premium included, which may not to exceed 700 million euros, corresponding to a maximum of 2 billion shares with a nominal value of €0.35 each, (following the reduction of the nominal value as set forth in the thirteenth resolution); the total number of shares actually issued pursuant to this authorisation will be determined based on the issue price fixed by the Board of Directors in accordance with paragraph 3 below;

2.	for all shares issued under the present resolution, decide to waive the shareholders’ preferential subscription rights for the benefit of the category made up of lenders, other than CFDI, under (i) the €1,563,399,105 subordinated loan agreement of 30 September 2003 (PSDD); (ii) the Multicurrency Revolving Credit Agreement of 3 August 2001, and (iii) the 200 million euros credit agreement of 18 August 2000, hereinafter collectively called the “Lenders”;

each of these beneficiaries may only subscribe up to the amount of the debt resulting from the early repayment by offsetting the amounts due to them under the agreements indicated above, as long as, if the total requests for early repayment expressed by these persons is higher than the maximum the capital increase authorised by this resolution (premiums included), the requests for early repayment and corresponding subscription would be reduced by the Board of Directors;

3.	decide that the issue price of the shares issued pursuant to the present resolution will be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and will be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the issue price of the shares issued pursuant to the sixteenth resolution.

4.	decide that the Board of Directors shall have full powers in accordance with legal requirements, and within the limits provided above, with the power of subdelegation, to implement this resolution, and in particular to:

•	set the date and the other conditions for the issue including the date, which may be retroactive, on which the shares to be issued will pay a dividend,

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•	fix the list of beneficiaries for the waived subscription right within the category defined above, as well as the number of shares to be subscribed by each of them, on the basis of requests for early repayment made by each of them, if necessary, after reduction in their requests if the total requests exceed 700 million euros,

•	more generally, take all required steps and sign all agreements necessary to successfully complete the issue,

•	carry out, where necessary, all formalities to have the shares issued pursuant to this authorisation listed on the Premier Marché of Euronext Paris (and if applicable, on any other regulated market), and

•	record the completion of the share capital increase, amend the By-laws accordingly and proceed with all formalities required.

Sixteenth resolution

(Authorisation to the Board of Directors to increase the Company share capital by a maximum of 500 million euros, issue premium included, by issuing new shares, with waiver of preferential subscription rights for existing shareholders, to the French Republic and the CFDI, subject to this Meeting adopting the twelfth, thirteenth, fourteenth, and fifteenth resolutions)

Voting under the quorum and majority rules required for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors report, pursuant to the French Commercial Code, and particularly its Article L. 225-138, and subject to the adoption of the twelfth, thirteenth, fourteenth and fifteenth resolutions, the shareholders hereby:

1.	authorise the Board of Directors, for a period of one year from the date of this Meeting, to proceed with a one-time increase the Company’s share capital by issuing Company’s shares, conferring the same rights as the existing shares, except the date on which they pay a dividend, for a total share capital increase, issue premium included, not to exceed 500 million euros, resulting in the issue of a maximum of 1,428,571,428 shares with a nominal value of €0.35 each (after a reduction in the nominal value pursuant to the thirteenth resolution); the total number of shares actually issued pursuant to this authorisation will be determined based on the issue price fixed by the Board of Directors in accordance with paragraph 3 below;

2.	decide to waive the shareholders’ preferential subscription rights for all the shares issued pursuant to this present resolution, for the benefit of:

•	the French Republic, which will have the sole right to subscribe to the capital increase provided for by the resolution for a total maximum amount, issue premium included, of 200 million euros, resulting in a maximum of 571,428,571 shares of with a nominal value of €0.35 each; the payment for such subscription will be made by offsetting the Company’s debt obligation for the 200 million euros in fixed term subordinated bonds issued by the Company on 23 December 2003,

•	the CFDI, which will have the right to subscribe to the capital increase provided for by the resolution for a total maximum amount, issue premium included, of 300 million euros, resulting in a maximum of 857,142,857 shares with a nominal value of €0.35 each; payment for such subscription will be made by offsetting the Company’s debt for 300 million euros of the subordinated loan for €1,563,399,105 (“PSDD”) of 30 September 2003 entered into with the Company;

3.	decide that the issue price of the shares issued pursuant to the present resolution will be between 125% to 135% (inclusive) of the issue price of the shares issued in the share capital increase pursuant to the fourteenth resolution and will be fixed after consideration of the theoretical ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the subscription price for the shares issued pursuant to the fifteenth resolution;

4.	decide that the Board of Directors shall have full powers, with the right to subdelegate according to legal requirements, up to the limits provided above, to implement this authorisation, and in particular, to:

•	set the date and the other terms and conditions for the issue, particularly the issue price pursuant to the conditions described above, the date which may be retroactive, on which the shares issued will pay a dividend,

•	offset expenses against the premiums if the need arises,

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•	more generally, take all steps and sign all agreements necessary for the successful completion of the proposed issue,

•	carry out, where necessary, all formalities to have the of the shares issued pursuant to this authorisation listed on the Premier Marché of Euronext Paris (and if applicable, on any other regulated market),

•	establish the statement of account required by article D166 of decree No. 67-236 of 23 March 1967, to pay up the subscription of the capital increase by offsetting it against certain, payable and due debts of the subscriptions to the capital increase,

•	record the completion of the share capital increase, amend the By-laws accordingly and proceed with all publications, as required.

Seventeenth resolution

(Authorisation to the Board of Directors to increase the Company’s share capital by issues reserved for members of a Company savings plan)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors report, in accordance with the provisions, on the one hand, of art. L. 443-1 et seq. of the Work Code and, on the other, the Commercial Code, particularly its Art. L. 225-138-IV, the shareholders:

1.	authorise the Board of Directors for a period of twenty-six months from the date of this meeting, to increase the share capital, on one or more occasions, by a maximum nominal amount of €66,040,000, by issuing new shares and/or other securities in euros or any other currency, giving access to the Company’s share capital, reserved for members of a savings plan of the Company and/or of its affiliated companies and economic interest groups as defined under Art. L. 225-180 and Art. L. 233-16 of the Commercial Code;

2.	for the benefit of these members, decide to waive the shareholders’ preferential subscription rights to the shares or other securities giving access to the share capital issued pursuant to this authorisation, and to the company shares to which the securities issued pursuant to this authorisation give right;

3.	decide that the issue price of the shares issued pursuant to this authorisation shall not be more than 20% lower than the average company share prices during the twenty trading days preceding the decision setting the subscription opening date, or higher than that average; the features of the other securities giving access to the Company’s share capital shall be determined by the Board of Directors under the conditions laid down by the rules and regulations;

4.	decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company’s share capital, within the limits of the provisions of Art. L. 443-5 of the Work Code;

5.	decide that the Board of Directors will have full powers, with authority to subdelegate such powers within legal limits, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

•	determine the companies whose employees and corporate officers, as the case may be, may participate in the issues,

•	fix the conditions to be met by the beneficiaries,

•	fix the terms and conditions of each issue and particularly the amount and terms of the securities to be issued, the issue price, the date (which may be retroactive) on which the shares to be issued will pay dividends, the method and schedule of payment of the issue price, the subscription period, the deadline given to the subscribers to pay up their shares,

•	decide if the securities can be subscribed directly or indirectly through mutual funds or other entities permitted by current laws or regulations,

•	record the completion of the share capital increases in accordance with the amount of shares actually subscribed and amend the By-laws accordingly,

•	enter into any agreements, carry out, directly through a representative, any operations and formalities,

•	offset expenses against the amount of the premiums if the need arises,

•	take any measures necessary to complete the issues, carry out all formalities following the capital increases and generally do whatever is necessary;

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6.	decide that this authorisation cancels the authorisation granted to the Board of Directors by the eighth resolution approved by the General Shareholders’ Meeting of 18 November 2003.

Eighteenth resolution

(Authorisation to the Board of Directors to grant stock options giving rights to subscribe to new shares or purchase existing shares in the Company)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report and the special statutory auditors report, the shareholders:

1.	authorise the Board of Directors, under the conditions set out in Art. L. 225-177 to L.225-185 of the Commercial Code, for a period of thirty-eight months from this date, to grant, on one or more occasions, to selected corporate officers and employees of the Company and of companies or economic interest groups affiliated to the Company under the conditions set out in Art. L. 225-180 of the Commercial Code, stock options giving rights to subscribe new shares to be issued by the Company, or to purchase existing shares in the Company resulting from Company share redemptions in accordance with legal requirements;

2.	decide that the total number of options which may be granted under this authorisation, shall not give the right to subscribe or purchase a total number of shares in excess of 5% of the Company’s share capital on the date of grant of the options, and taking into account all options already granted pursuant to this resolution, exercisable but not yet exercised;

3.	acknowledge that this authorisation implies the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued as and when stock options are exercised for the benefit of the beneficiaries of the stock options giving right to subscribe new shares;

4.	decide that the subscription price for the new shares and the purchase price for the existing shares will be fixed by the Board of Directors and may not be less than the average opening price of the shares on the Premier Marché of Euronext Paris during the twenty trading days preceding the day the options are issued;

5.	decide, in addition, that the purchase price for existing shares, may not be less than the average purchase price of shares held by the Company in accordance with Art. L. 225-208 and/or L. 225-209 of the Commercial Code on the date the options are issued;

6.	decide that the period for exercising the options set by the Board of Directors shall be no longer than 10 years from the date of issue;

7.	decide that the Board of Directors will have full powers with right to subdelegate within the legal limits, to implement this authorisation, pursuant to legal requirements, in particular to:

•	determine the terms for issuing and exercising the options, and determining the list of the beneficiaries for the options,

•	determine the period(s) during which the options may be exercised and, if necessary, the applicable lock in periods for all or part of the shares,

•	set the date, which may be retroactive, on which the new shares resulting from these options being exercised will pay dividends,

•	decide the conditions for any adjustment to the subscription price, purchase price and the number of shares subscribed or purchased, particularly pursuant to current regulations in effect,

•	authorise a temporary suspension to exercising the options, if financial transactions or transactions on the securities of the Company are carried out,

•	change the terms at a later date, in particular to limit, restrain or prohibit the exercise of the options during certain periods or from certain events; its decision may include all or some of the options, and concern all or certain beneficiaries,

•	if necessary, offset the share capital increase expenses against the amount of the premiums for such increases,

•	carry out all acts and formalities to record the share capital increases resulting from the exercise of stock options, to amend the By-laws and generally take all necessary measures;

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8.	instruct the Board of Directors to inform each annual General Meeting of the transactions completed pursuant to this authorisation.

This authorisation cancels the unused portion of the authorisation granted to the Board of Directors by the Shareholders’ Meeting of 24 July 2001, by the seventeenth resolution to grant stock options.

Nineteenth resolution

(Amendment to the By-laws in accordance with Financial Security Law No. 2003-176 of 1 August 2003. Corresponding modifications to the Articles 7, 9, 11, 12 and 14 of the By-laws)

Voting according to the quorum and majority rules for Extraordinary General Meetings, after reviewing the Board of Directors’ report, the shareholders decide to amend the By-laws in accordance with the provisions of French Financial Security Law No. 2003-176 of 1 August 2003. Therefore, the shareholders decide to amend the following articles, as follows:

■	Article 7 - Nature and Form of Shares - Obligation to Notify the Company if Holdings Exceed Certain Levels Set in the By-laws

The second and sixth paragraphs are changed to reduce deadline to inform the Company to five trading days, and now read as follows:

Second paragraph

Current text:

“In addition to the legal obligation to notify the Company of certain shareholding levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding equal to or in excess of 0.5% of the total number of shares issued must notify the Company by letter, fax or telex of the total number of shares that he possesses within fifteen days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.”

New text:

“In addition to the legal obligation to notify the Company of certain shareholding levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding equal to or in excess of 0.5% of the total number of shares issued must notify the Company by letter, fax or telex of the total number of shares that he possesses within five trading days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.”

Sixth paragraph

Current text:

“Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify the Company within the same length of time of fifteen days and by the same means.”

New text:

“Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify the Company within the same length of time of five trading days and by the same means.”

■	Article 9 - Board of Directors

The first sentence of the first paragraph is modified as follows:

Current text:

“The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members, save that in the case of a merger this number may be exceeded under the conditions provided for by the Law.”

New text:

“The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members, subject to derogations provided for by Law.”

■	Article 11 - Powers of the Board - Responsibilities

The second sentence of the third paragraph is modified as follows:

Current text:

“Each director receives all information required for the performance of his duties and can obtain disclosure of all documents that he deems necessary.”

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New text

“The President or the Chief Executive Officer is required to provide each director with all the documents and information required for the performance of his duties.”

■	Article 12 - President - Chief Executive Officer - Delegated Executive Officer(s)

The first sentence of the first paragraph of section 1 is deleted and the second sentence of this paragraph is modified as follows:

Current text:

“The president of the board of directors represents the board of directors. He organises and directs its work and is accountable for it to the shareholders’ meeting.”

New text

“The president of the board of directors organises and directs its work and is accountable for it to the shareholders’ meeting.”

■	Article 14 - Auditors

The second and fourth paragraphs are modified as follows:

Second paragraph

Current text

“Auditors may be re-elected.”

New text

“Auditors may be re-elected under the conditions defined by Law.”

Fourth paragraph

Current text

“The auditors are called to attend the board meeting which finalises the accounts for the preceding financial year, and all shareholders’ meetings.”

New text

“The auditors are called to attend all the board meetings which examine and finalise the annual or intermediary accounts, and all shareholders’ meetings.”

Twentieth resolution

(Amendment to article 15 of the By-laws in accordance with Article 136 of the decree of 23 March 1967)

Voting according to the quorum and majority rules for Extraordinary General Meetings, having reviewed the Board of Directors’ report, the shareholders decide to amend Article 15 of the By-laws to comply with the provisions of Art. 136 of the decree of 23 March 1967, as amended by Art. 38-II of the decree of 3 May 2002. Consequently, they decide to amend the third paragraph of the second paragraph of Article 15 of the By-laws as follows:

■	Article 15 - Conduct of General Meetings

2.	Admission and representation

Third paragraph:

Current text:

“Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the issuing company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the Meeting.”

New text

“Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than 3.00 p.m. on the day prior to the Meeting pursuant to art. 136 of the decree of 23 March 1967.”

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Twenty-first resolution

(Power to implement the General Shareholders’ Meeting’s decisions and complete the formalities)

Voting according to the quorum and majority rules for Extraordinary General Meetings, the shareholders hereby give full authority to the holder of an original, copy or extract of the minutes of this Meeting to perform all legal or administrative formalities and to proceed with all required filings and publications.

Société anonyme with capital of €1,320,821,965

25, Avenue Kléber – 75116 Paris (France)

www.alstom.com

389 058 447 RCS PARIS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The documents enclosed with this Report on Form 6-K contain, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements appear, without limitation, in the section of the enclosed “Notice of Meeting” entitled “Outlook”. Examples of such forward-looking statements include, but are not limited to, (i) projections or expectations of sales, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios; (ii) statements of plans, objectives or goals of the Group or its management; (iii) statements of future product or economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, “plans” and “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on ALSTOM’s current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include the factors listed below as well as those described in ALSTOM’s Annual Report on Form 20-F for ALSTOM’s fiscal year ended March 31, 2004 at Item 3: “Key Information—Risk Factors”: (i) the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates; (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices; (iii) the effects of currency exchange rate movements on the pricing and competitiveness of ALSTOM’S products, and on the cost of raw materials; (iv) the effects of competition in the product markets and geographic areas in which ALSTOM operates; (v) ALSTOM’s ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services; (vi) the timely development of new products and services; (vii) the ability to obtain shareholder approval for and implement ALSTOM’s new financing package; (viii) the ability to meet, as necessary, the financial and other covenants contained in ALSTOM’s financing agreements; (ix) the ability to renegotiate ALSTOM’s Bonding Facility in order to obtain bid, performance and other bonds in amounts that are sufficient to meet the needs of ALSTOM’s businesses; (x) the timing of and ability to meet the cash generation and other initiatives of the action plan and the financing plans, including the ability to dispose of certain real estate and other assets on favourable terms or in a timely fashion; (xi) the results of investigations by the United States Securities and Exchange Commission (“SEC”) and the Autorité des Marchés Financiers; (xii) the outcome of the putative class action lawsuits filed against ALSTOM and certain of ALSTOM’s current and former directors and officers; (xiii) the results of the European Commission’s review of the French State’s involvement in ALSTOM’s financing plans and other aspects of ALSTOM’s businesses; (xiv) the availability of external sources of financing on commercially reasonable terms; (xv) the inherent technical complexity of many of ALSTOM’s products and technologies and ALSTOM’s ability to resolve effectively, on time, and at reasonable cost technical problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems encountered with the GT24/GT26 gas turbines and the UK trains; (xvi) risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial portion of ALSTOM’s business; (xvii) the inherent difficulty in estimating future charter or sale prices of any cruise ship in any appraisal of ALSTOM’s exposure in respect of Renaissance Cruises and ships that have been seized from Festival; (xviii) the inherent difficulty in estimating ALSTOM’s vendor financing risks and other credit risks, which may notably be affected by customers’ payment default; (xix) ALSTOM’s ability to invest successfully in, and compete at the leading edge of, technology developments across all of ALSTOM’s sectors; (xx) the availability of adequate cash flow from operations or other sources of liquidity to achieve management’s objectives or goals, including ALSTOM’s goal of reducing indebtedness; (xxi) whether certain of ALSTOM’s markets, particularly the Power Sectors, recover from their currently depressed state; (xxii) the possible impact on customer confidence of ALSTOM’s financial difficulties, and if so, ALSTOM’s ability to re-establish this confidence; (xxiii) the effects of acquisitions and disposals generally; (xxiv) the unusual level of uncertainty at this time regarding the world economy in general; and (xxv) ALSTOM’s success in adjusting to and managing the foregoing risks.

We caution you that this list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to ALSTOM, you should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents ALSTOM files with or submits to, from time to time, the SEC, including reports submitted on Forms 20-F and 6-K. Such forward-looking statements speak only as of the date on which they are made, and ALSTOM undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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